Exhibit 3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2012 and 2011 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of September 30, 2012 and 2011, and the related consolidated statements of income and cash flows for the nine months then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue a report on these consolidated financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with the Statement on of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China.  A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an audit opinion.

As discussed in Note 2 to the consolidated financial statements, the financial statements of certain subsidiaries as of and for the nine months ended September 30, 2012 and 2011 have not been reviewed.  The total assets of these subsidiaries were 3.53% (NT$14,872,593 thousand) and 3.57% (NT$15,116,062 thousand), and the total liabilities of these subsidiaries were 10.68% (NT$6,345,424 thousand) and 9.72% (NT$5,864,612 thousand), of the related consolidated amounts as of September 30, 2012 and 2011, respectively.  The total revenues of these subsidiaries were 3.16% (NT$5,175,559 thousand) and 3.36% (NT$5,463,717 thousand) of the related consolidated revenues for the nine months ended September 30, 2012 and 2011, respectively and their net income (losses) were NT$(158,911) thousand and NT$885,459 thousand for the nine months ended September 30, 2012 and 2011, respectively.  Further, as discussed in Note 12 to the consolidated financial statements, the financial statements of certain equity method investees as of and for the nine months ended September 30, 2012 and 2011 have not been reviewed, and as discussed in Note 34 to the consolidated financial statements, the disclosed information was based on the aforementioned financial statements, which have not been reviewed, of certain equity method investees as of and for the nine months ended September 30, 2012 and 2011.  The aggregate carrying values of these equity method investees were NT$2,666,975 thousand and NT$2,426,127 thousand as of September 30, 2012 and 2011, respectively, and the equity in earnings were NT$460,623 thousand and NT$236,238 thousand for the nine months ended September 30, 2012 and 2011, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we reviewed financial statements of certain subsidiaries and equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

October 26, 2012

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$38,823,455	9	$48,803,511	12
Financial assets at fair value through profit or loss (Notes 2 and 5)	32,678	—	77,734	—
Available-for-sale financial assets (Notes 2 and 6)	2,390,784	1	2,544,351	1
Held-to-maturity financial assets (Notes 2 and 7)	2,981,338	1	1,621,912	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $849,956 thousand in 2012 and $2,458,168 thousand in 2011 (Notes 2, 8 and 20)	24,400,896	6	22,191,646	5
Receivables from related parties (Note 27)	28,215	—	19,411	—
Other monetary assets (Note 9)	1,768,167	—	1,923,956	—
Inventories, net (Notes 2, 10, 20 and 29)	4,059,109	1	4,883,896	1
Deferred income tax assets (Notes 2 and 24)	106,808	—	147,173	—
Restricted assets (Notes 20 and 28)	11,040	—	47,979	—
Other current assets (Notes 10, 11, 20 and 27)	9,679,448	2	8,223,615	2

Total current assets	84,281,938	20	90,485,184	21

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	2,687,936	1	2,426,127	1
Financial assets carried at cost (Notes 2 and 13)	2,616,087	1	2,856,715	1
Available-for-sale financial assets (Notes 2 and 6)	3,261,868	1	45,449	—
Held-to-maturity financial assets (Notes 2 and 7)	14,005,461	3	12,681,837	3
Other monetary assets (Notes 14 and 29)	1,000,000	—	1,000,000	—

Total long-term investments	23,571,352	6	19,010,128	5

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 27 and 28)
Cost
Land	103,882,897	25	103,698,711	25
Land improvements	1,576,513	—	1,552,425	—
Buildings	67,726,707	16	67,575,171	16
Computer equipment	14,991,833	4	14,624,276	3
Telecommunications equipment	663,029,540	157	648,230,088	153
Transportation equipment	3,028,020	1	2,405,725	1
Miscellaneous equipment	7,104,483	2	6,584,215	2
Total cost	861,339,993	205	844,670,611	200
Revaluation increment on land	5,762,418	1	5,762,611	1
	867,102,411	206	850,433,222	201
Less: Accumulated depreciation	583,235,154	139	565,151,142	133
Less: Accumulated impairment	1,257,050	—	—	—
	282,610,207	67	285,282,080	68
Construction in progress and advances related to acquisition of equipment	17,198,834	4	14,458,045	3

Property, plant and equipment, net	299,809,041	71	299,740,125	71

INTANGIBLE ASSETS (Note 2)
3G concession	4,678,805	1	5,427,414	1
Goodwill	245,184	—	245,184	—
Others	948,142	—	598,034	—

Total intangible assets	5,872,131	1	6,270,632	1

OTHER ASSETS
Leased assets	392,253	—	403,181	—
Idle assets (Notes 2 and 15)	881,270	—	900,630	—
Refundable deposits	1,901,688	1	1,661,226	1
Deferred income tax assets (Notes 2 and 24)	369,213	—	517,086	—
Restricted assets (Note 28)	8,866	—	8,152	—
Others (Note 27)	4,052,596	1	4,111,694	1

Total other assets	7,605,886	2	7,601,969	2

TOTAL	$421,140,348	100	$423,108,038	100

	2012		2011
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$130,000	—	$135,000	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	222	—	82,340	—
Trade notes and accounts payable (Note 20)	12,346,431	3	10,516,374	3
Payables to related parties (Note 27)	477,403	—	578,256	—
Income tax payable (Notes 2 and 24)	1,474,128	—	1,898,721	—
Accrued expenses (Notes 17 and 20)	13,404,514	3	13,656,757	3
Current portion of long-term loans (Note 19)	33,489	—	304,007	—
Other current liabilities (Notes 10, 18, 20 and 27)	20,359,474	5	21,644,034	5

Total current liabilities	48,225,661	11	48,815,489	11

NONCURRENT LIABILITIES
Long-term loans (Note 19)	1,650,000	—	1,983,489	—
Deferred income (Note 2)	2,585,200	1	2,546,147	1

Total noncurrent liabilities	4,235,200	1	4,529,636	1

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 26)	1,531,595	1	1,411,828	1
Customers’ deposits (Note 27)	4,870,073	1	5,109,861	1
Others	431,740	—	360,524	—

Total other liabilities	6,833,408	2	6,882,213	2

Total liabilities	59,389,255	14	60,322,324	14

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 6, 15 and 21)
Capital stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares	77,574,465	19	77,574,465	18
Additional paid-in capital
Capital surplus	169,496,289	40	169,496,289	40
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	33,073	—	26,460	—
Total additional paid-in capital	169,542,532	40	169,535,919	40
Retained earnings
Legal reserve	70,828,983	17	66,122,145	15
Special reserve	2,675,894	1	2,675,894	1
Unappropriated earnings	30,957,835	7	37,065,672	9
Total retained earnings	104,462,712	25	105,863,711	25
Other adjustments
Cumulative translation adjustments	(72,172)	—	(25,363)	—
Unrecognized net loss of pension	(35,786)	—	(40,617)	—
Unrealized gain on financial instruments	311,879	—	64,050	—
Unrealized revaluation increment	5,760,582	1	5,762,829	2
Total other adjustments	5,964,503	1	5,760,899	2

Total equity attributable to stockholders of the parent	357,544,212	85	358,734,994	85

MINORITY INTEREST IN SUBSIDIARIES	4,206,881	1	4,050,720	1

Total stockholders’ equity	361,751,093	86	362,785,714	86

TOTAL	$421,140,348	100	$423,108,038	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 26, 2012)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

NET REVENUES (Note 27)	$164,008,760	100	$162,606,604	100

OPERATING COSTS (Note 27)	104,375,603	64	96,763,912	60

GROSS PROFIT	59,633,157	36	65,842,692	40

OPERATING EXPENSES (Note 27)
Marketing	16,043,672	10	16,843,882	10
General and administrative	2,972,601	2	3,162,595	2
Research and development	2,743,066	1	2,601,821	2

Total operating expenses	21,759,339	13	22,608,298	14

INCOME FROM OPERATIONS	37,873,818	23	43,234,394	26

NON-OPERATING INCOME AND GAINS (Notes 12 and 27)
Interest income	586,191	1	500,049	1
Equity in earnings of equity method investees, net	461,329	—	236,238	—
Gain on disposal of financial instruments, net	64,231	—	112,958	—
Foreign exchange gain, net	48,094	—	16,744	—
Valuation gain on financial instruments, net	31,282	—	—	—
Dividend income	18,883	—	22,183	—
Gain on disposal of property, plant and equipment, net	4,051	—	299,920	—
Others	262,660	—	318,983	—

Total non-operating income and gains	1,476,721	1	1,507,075	1

NON-OPERATING EXPENSES AND LOSSES
Impairment loss (Notes 6, 13 and 15)	1,397,704	1	—	—
Interest expense	16,030	—	24,080	—
Valuation loss on financial instruments, net	—	—	116,181	—
Others	53,566	—	42,391	—

Total non-operating expenses and losses	1,467,300	1	182,652	—

INCOME BEFORE INCOME TAX	37,883,239	23	44,558,817	27

INCOME TAX EXPENSE (Notes 2 and 24)	6,066,681	4	6,712,551	4

CONSOLIDATED NET INCOME	$31,816,558	19	$37,846,266	23

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

ATTRIBUTED TO
Stockholders of the parent	$30,957,707	19	$37,065,217	23
Minority interests	858,851	—	781,049	—

	$31,816,558	19	$37,846,266	23

	2012		2011
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income

EARNINGS PER SHARE (Note 25)
Basic earnings per share	$4.73	$3.99	$5.59	$4.75
Diluted earnings per share	$4.72	$3.98	$5.57	$4.74

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 26, 2012)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$31,816,558	$37,846,266
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (reversal of) doubtful accounts	(1,450,406)	95,746
Depreciation and amortization	24,391,777	24,135,427
Amortization of premium of financial assets	49,217	43,073
Valuation loss (gain) on financial instruments, net	(31,282)	116,181
Gain on disposal of financial instruments, net	(64,231)	(112,958)
Gain on disposal of property, plant and equipment, net	(4,051)	(299,920)
Loss on disposal of leased assets, net	13	7
Equity in earnings of equity method investees, net	(461,329)	(236,238)
Dividends received from equity investees	344,675	150,831
Impairment loss	1,397,704	—
Compensation cost of employee stock options	2,601	—
Loss arising from natural calamities	2,187	985
Deferred income taxes	(20,800)	(149,742)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial instruments held for trading	27,689	23,371
Trade notes and accounts receivable	(572,376)	(8,129,597)
Receivables from related parties	394,378	41,544
Other monetary assets	296,466	184,861
Inventories	1,166,814	(332,502)
Other current assets	(3,328,098)	(3,059,164)
Increase (decrease) in:
Trade notes and accounts payable	(2,812,138)	(1,588,124)
Payables to related parties	(719,300)	537,347
Income tax payable	(2,064,526)	(2,671,361)
Accrued expenses	(5,152,750)	(4,741,456)
Other current liabilities	(223,746)	3,119,249
Deferred income	7,737	(42,763)
Accrued pension liabilities	86,236	119,196

Net cash provided by operating activities	43,079,019	45,050,259

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial asset at fair value through profit or loss	(29,548)	(87,987)
Proceeds from disposal of designated financial asset at fair value through profit or loss	81,997	82,801
Acquisition of available-for-sale financial assets	(4,452,278)	(3,785,956)
Proceeds from disposal of available-for-sale financial assets	1,577,095	3,322,550
Acquisition of held-to-maturity financial assets	(3,865,172)	(5,113,772)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

Proceeds from disposal of held-to-maturity financial assets	$1,525,895	$1,138,898
Acquisition of financial assets carried at cost	(35,972)	(200,879)
Proceeds from disposal of financial assets carried at cost	69,553	57,277
Proceeds from capital reduction of financial assets carried at cost	20,000	—
Liquidating dividend	1,802	318
Acquisition of investments accounted for using equity method	(25,912)	(364,640)
Acquisition of property, plant and equipment	(22,556,002)	(16,582,594)
Proceeds from disposal of property, plant and equipment	33,025	648,854
Increase in intangible assets	(361,718)	(238,523)
Increase in restricted assets	(10,074)	(828)
Increase in other assets	(313,518)	(949,190)

Net cash used in investing activities	(28,340,827)	(22,073,671)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	55,000	20,000
Decrease in short-term bills payable	—	(229,896)
Repayment of long-term loans	(76,770)	(1,169,659)
Decrease in customers’ deposits	(82,888)	(743,862)
Increase in other liabilities	25,516	1,332
Cash dividends paid	(42,361,864)	(42,854,462)
Capital reduction	—	(19,393,617)
Proceeds from exercise of employee stock option granted by subsidiary	39,112	71,959
Decrease in minority interests	(883,470)	(769,419)

Net cash used in financing activities	(43,285,364)	(65,067,624)

EFFECT OF EXCHANGE RATE CHANGES	(18,929)	132,031

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	—	(112,706)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(28,566,101)	(42,071,711)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	67,389,556	90,875,222

CASH AND CASH EQUIVALENTS, END OF PERIOD	$38,823,455	$48,803,511

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$22,988	$24,241
Income tax paid	$8,170,675	$9,519,457

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$8,372	$75,351

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$21,885,208	$17,529,415
Decrease (increase) in payables to equipment suppliers	677,634	(1,034,353)
Prepayments for equipment	(6,840)	87,532
	$22,556,002	$16,582,594

InfoExplorer Co., Ltd. (“IFE”) merged with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As IFE issued new shares for the aforementioned share swap, the following table presents the allocation of acquisition costs of International Integrated System Inc. and e-ToYou International Inc. to assets acquired and liabilities assumed based on their fair values:

Cash and cash equivalents	$46,592
Accounts receivables	199,592
Financial assets at fair value through profit and loss	38,073
Other current assets	17,822
Long-term investments	34,051
Property, plant, and equipment	4,996
Refundable deposits	43,553
Other assets	4,472
Accounts payables	(79,713)
Other current liabilities	(25,145)
Other liabilities	(38,480)
Common stock issued by IFE	$245,813

Chunghwa has lost control over International Integrated System Inc. (“IISI”) on June 24, 2011.  The following table presents assets and liabilities of IISI based on their fair values:

Current assets (excluding cash)	$591,925
Long-term investments	64,219
Property, plant, and equipment	59,891
Intangible assets	2,679
Other assets	130,173
Current liabilities	(276,356)
Other liabilities	(102,917)
Net assets	(628,912)
Cash balance upon deconsolidation	$(159,298)

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 26, 2012)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.                 GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act.  Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”).  Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”).  The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications.  On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages.  In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000.  Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003.  Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”).  The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005.  Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979.  SENAO has been listed on the Taiwan Stock Exchange under the number “2450” since May 2001.  SENAO engages mainly in selling and maintaining mobile phones and its peripheral products.  Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007.  At general annual stockholder meeting of SENAO in June 2010, Chunghwa continued to maintain control of a majority of the board of directors through the continued support of other shareholder.  The Company’s equity ownership of SENAO decreased from 31.33% as of January 15, 2007 to 28.30% as of September 30, 2012 due to the exercise of options by employees that were previously granted before 2007.

Senao International (Samoa) Holding Ltd. (SIS) was established by SENAO in 2009.  SIS engages mainly in international investment activities.

Senao International HK Limited (SIHK) was established by SIS in 2009.  SIHK engages mainly in international investment activities.

Senao Trading (Fujian) Co., Ltd. (“STF”) was established by SIHK in 2011.  STF engages mainly in sale of information and communication technology products.

Senao International Trading (Shanghai) Co., Ltd. (“SITS”) was established by SIHK in 2011.  SITS engages mainly in sale of information and communication technology products.

Senao International Trading (Shanghai) Co., Ltd. (“SEITS”) was established by SIHK in 2011.  SEITS engages mainly in provision of information and communication maintenance services.

The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”) was established by SIHK in 2011.  SITJ engages mainly in sale of information and communication technology services.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007.  CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991.  CHIEF engages mainly in Internet communication and Internet data center (“IDC”) service.  Chunghwa acquired 70% shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999.  Unigate engages mainly in telecommunication and information software service.

Chief International Corp. (“CIC”) was established by CHIEF in 2008.  CIC engages mainly in Internet communication and Internet data center (“IDC”) services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002.  CHSI engages mainly in providing communication and information integration services.  Chunghwa acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006.  Concord engages mainly in investment activities.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006.  GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004.  CHTG engages mainly in international data and Internet services and long distance call wholesales to carriers.  Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004.  DHT engages mainly in international telecommunications, IP fictitious Internet and Internet transfer services.  Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Tech. Inc. (“SHE”) was incorporated in 2000.  SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development.  Chunghwa obtained control interest over it in January 2008.

Ceylon Innovation Co., Ltd. (“CEI”) was established by SHE in April 2011.  CEI engages mainly in international trade, general advertisement and book publishing service.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008.  LED engages mainly in development of property for rent and sale.

Yao Yong Real Property Co., Ltd. (“YYRP”) was incorporated in 2002.  YYRP engages mainly in real estate management and leasing business.  LED acquired 100% ownership interest of YYRP on March 1, 2010.

Chunghwa established Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”) in July 2008, CHTS engages mainly in telecommunication wholesale, Internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008.  CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and after the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002.  CHI engages mainly in professional investing in telecommunication business, and telecommunication valued-added services.  CHI was equity-method investee of the parent company.  Chunghwa acquired over 50% shares of CHI on September 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI.  CHPT engages mainly in production and marketing in semiconductor testers and printed circuit board.

Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”) was established by CHPT in 2010.  CHPT (US) engages mainly in production and marketing in semiconductor testers and printed circuit boards.

Chunghwa Investment Holding Company (“CIHC”) was established by CHI in 2004.  CIHC engages mainly in investment activities.

CHI One Investment Co., Ltd. (“COI”) was established by CIHC in 2009.  COI engages mainly in investment activities.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) in March 2006.  The holding company is operating as investment company and Chunghwa has 100% ownership interest in an amount of US$1 in the holding company as of September 30, 2012.

Chunghwa has established Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006.  This holding company is operating as an investment company.

Chunghwa Hsingta Company Ltd. (“CHC”) was established by Prime Asia in December 2010.  CHC engages mainly in investment activities.

Chunghwa Telecom (China) Co., Ltd. (“CTC”) was established by CHC in March 2011.  CTC engages mainly in energy conserving and providing services of planning, design, and integration of information systems.

Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”) was established by CHC and Zhenjiang New Area Hi-Tech Industrial Investment Co., Ltd. in January 2012.  JZIT engages mainly in intelligent energy networks (iEN) and incorporating iEN into buildings.

Chunghwa has established Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”) in May 2011.  CHTV engages mainly in providing information and communications technology, international private leased circuit, and intelligent energy network service.

Chunghwa and Sochamp Technology Inc. established a joint venture, Chunghwa Sochamp Technology Inc. (“CHST”), in July 2011.  CHST mainly engages in license plate recognition system.

Chunghwa and United Daily News established a joint venture, Smartfun Digital Co., Ltd. (“SFD”), in August 2011.  SFD mainly engages in sales of educational software which provides digital parenting education.

As of September 30, 2012 and 2011, the Company had 30,254 and 28,426 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of September 30, 2012:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.  Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

2.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”).  The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations”.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest.  All intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the nine months ended September 30, 2012 include the accounts of Chunghwa, SENAO, SIS, SIHK, STF, SITS, SITJ, SEITS, CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, JZIT, CHTV, CHST, and SFD.  The consolidated financial statements for the nine months ended September 30, 2011 include the accounts of Chunghwa, SENAO, SIS, SIHK, STF, SITS, SITJ, SEITS, CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, CHTV, CHST, and SFD.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the period.

The financial statements as of and for the nine months ended September 30, 2012 and 2011 for the following subsidiaries have not been reviewed:  CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, JZIT, CHTV, CHST, and SFD as of and for the nine months ended September 30, 2012.  CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, CHTV, CHST, and SFD as of and for the nine months ended September 30, 2011.  The total assets of the above subsidiaries were 3.53% ($14,872,593 thousand) and 3.57% ($15,116,062 thousand), and the total liabilities of the above subsidiaries were 10.68% ($6,345,424 thousand) and 9.72% ($5,864,612 thousand), of the related consolidated amounts as of September 30, 2012 and 2011, respectively.  The total revenues for these subsidiaries were 3.16% ($5,175,559 thousand) and 3.36% ($5,463,717 thousand), respectively, of the related consolidated amounts for the nine months ended September 30, 2012 and 2011 and their net income (losses) were $(158,911) thousand and $885,459 thousand for the nine months ended September 30, 2012 and 2011, respectively.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur.  Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.  At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates.  When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity.  Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates.  Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

Accounting Estimates

Under above guidelines, law and principles, certain estimates and assumptions have been used for the allowance for doubtful accounts, allowance for loss on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses to employees, directors and supervisors, pension cost, income tax, etc.  Actual results may differ from these estimates.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date.  All other assets are classified as noncurrent.  Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date.  All other liabilities are classified as noncurrent.

LED engages mainly in development of property for rent and sale.  The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.  Assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition.  The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition.  The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument.  A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset.  A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value.  Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred.  Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings.  Cash dividends received subsequently (including those received in the period of investment) are recognized as income.  On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings.  Regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading.  When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows:  Forward exchange contracts and currency swap contracts are estimated by valuation techniques; index future contracts are determined at their market quotation on the balance sheet date; bonds are based on prices quoted by GreTai Securities Market (GTSM).

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity.  The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows:  Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition which are treated as a reduction of investment cost.  Stock dividends are recorded as an increase in the number of shares and do not affect investment income.  The total number of shares subsequent to the increase of stock dividends is used to recalculate cost per share.  The difference between the initial carrying amount of a debt instrument and its maturity amount is amortized using the effective interest method, with the amortized interest recognized in profit or loss.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired.  If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method.  Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Gains and losses are recognized at the time of derecognition, impairment or amortization.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized.  If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease.  The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments in equity instruments with no quoted prices in an active market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost.  The accounting treatment for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets.  An impairment loss is recognized when there is objective evidence that the asset is impaired.  A reversal of this impairment loss is disallowed.

Impairment of Accounts Receivable

An allowance for doubtful accounts is provided on the basis of a review of the collectibility of accounts receivable before January 1, 2011.  The Company assesses the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, the Company adopted the third-time revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments:  Recognition and Measurement.”  One of the main revisions is that the impairment of receivables originated by the Company should be covered by SFAS No. 34.  Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

The carrying amount of the accounts receivable is reduced through the use of an allowance account.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories.  Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.  The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories.  Land acquired before construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project.  Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed.  After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

When using percentage-of-completion method, profits are recorded based on LED’s estimates of the percentage of completion of individual contracts, commencing when the work performed under the contracts reaches a point where the final costs can be estimated with reasonable accuracy.  Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.  If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is recorded in the period in which it becomes evident.

The percentage of completion is measured based on the completion of the contract milestones predetermined by the architects and engineers.  Construction in progress is stated at cost plus (less) amounts associated with estimated profit (loss) recognized on the basis of the percentage-of-completion method.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method.  Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies.  Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties.  Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity.  The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss.  The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment.  Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance recognized as a loss in earnings.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives:  land improvements - 2 to 30 years; buildings - 3 to 60 years; computer equipment - 2 to 15 years; telecommunication equipment - 2 to 20 years; transportation equipment - 3 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software, patents and goodwill.

The 3G Concession is valid through December 31, 2018.  The 3G Concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires.  Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2 to 20 years.

When an indication of impairment is identified for intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for business acquisition over the fair value of identifiable net assets acquired.  Goodwill is tested for impairment annually.  If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized.  A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

Pension cost under a defined benefit plan is determined by actuarial valuations.  Contributions made under a defined contribution plan are recognized as pension cost during the period in which employees render services.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.”

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”).  The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned.  Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates.  For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows:  (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line mobile, Internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Expense Recognition

The costs of providing services and operating expenses are recognized as incurred.

3.                 EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011.  When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34.

4.                 CASH AND CASH EQUIVALENTS

	September 30
	2012	2011

Cash
Cash on hand	$228,679	$168,093
Bank deposits	7,385,134	4,662,692
Negotiable certificate of deposit, annual yield rate - ranging from 0.70%-0.96%and 0.65%-0.95% for 2012 and 2011, respectively	30,429,089	37,750,000
	38,042,902	42,580,785
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.71%-0.80% and 0.45%-0.70% for 2012 and 2011, respectively	780,553	6,222,726

	$38,823,455	$48,803,511

5.                 FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2012	2011

Derivatives - financial assets
Currency swap contracts	$32,393	$191
Forward exchange contracts	285	4,154
Index future contracts	—	1,918
	32,678	6,263
Designated financial asset at fair value through profit or loss
Convertible bonds	—	71,471

	$32,678	$77,734

Derivatives - financial liabilities
Forward exchange contracts	$222	$71
Currency swap contracts	—	82,269

	$222	$82,340

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices.  However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts as of September 30, 2012 and 2011 were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
September 30, 2012

Currency swap contracts	US$/NT$	2012.10-11	US$66,000/NT$1,967,249

Forward exchange contracts - buy	NT$/US$	2012.10	NT$211,711/US$7,220

September 30, 2011

Currency swap contracts	US$/NT$	2011.10-12	US$58,000/NT$1,685,069
	US$/NT$	2011.12	US$4,000/NT$122,000
Forward exchange contracts - buy	NT$/US$	2011.10	NT$267,872/US$8,916

The Company did not have any outstanding index future contracts as of September 30, 2012.

Outstanding index future contracts as of September 30, 2011 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)
September 30, 2011

TAIFEX futures
TX	2011.10	26	NT$	39,092
TX	2011.11	6	NT$	8,568
TE	2011.10	19	NT$	20,263
TF	2011.10	4	NT$	3,399
TF	2011.11	9	NT$	7,340

As of September 30, 2011, the deposits paid for outstanding index future contracts were $4,146 thousand.

The convertible bonds owned by subsidiaries are hybrid financial instruments that are designated to be measured at fair value and changes in fair value are recognized in earnings.

Net gains (losses) arising from financial assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2012 and 2011 were $43,291 thousand (including realized settlement gain of $12,009 thousand and valuation gain of $31,282 thousand) and $(78,217) thousand (including realized settlement gain of $37,515 thousand and valuation loss of $115,732 thousand), respectively.

6.                 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2012	2011

Domestic listed stocks	$3,261,868	$394,102
Open-end mutual funds	2,328,326	2,119,285
Corporate bonds	50,755	76,413
Foreign listed stocks	11,703	—
	5,652,652	2,589,800
Less: Current portion	2,390,784	2,544,351

	$3,261,868	$45,449

The board of directors of Chunghwa resolved to acquire 263,622 thousand common shares of China Airline Ltd. (“CAL”) at $11.73 per share for the three months ended March 31, 2012.  Chunghwa expected to hold it as long-term investment and classified it as available-for-sale financial assets - noncurrent.  CAL engages mainly in air transportation business.

After evaluating the available-for-sale financial assets, CHI determined that some investments were impaired and recognized an impairment loss of $26,779 thousand for the nine months ended September 30, 2012.

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Nine Months Ended September 30
	2012	2011

Balance, beginning of period	$67,674	$176,048
Recognized in stockholders’ equity	306,830	(114,177)
Transferred to profit or loss	(62,625)	2,179

Balance, end of period	$311,879	$64,050

7.                 HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2012	2011

Corporate bonds, nominal interest rate ranging from 1.15%-2.90% and 1.20%-2.90% for 2012 and 2011, respectively; effective interest rate ranging from 1.00%-2.89% and 1.00%-2.89% for 2012 and 2011, respectively	$15,731,115	$13,197,703
Bank debentures, nominal interest rate ranging from 1.25%-1.60% and 1.37%-2.11% for 2012 and 2011, respectively; effective interest rate ranging from 1.15%-1.40% and 1.25%-2.45% for 2012 and 2011, respectively	1,255,684	1,106,046
	16,986,799	14,303,749
Less: Current portion	2,981,338	1,621,912

	$14,005,461	$12,681,837

8.                 ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Nine Months Ended September 30
	2012	2011

Balance, beginning of period	$2,423,012	$2,551,464
Provision for (reversal of) doubtful accounts	(1,462,798)	81,254
Accounts receivable written off	(110,258)	(176,297)
Impact on changes of consolidated subsidiaries	—	1,747

Balance, end of period	$849,956	$2,458,168

Chunghwa considered the results of procedures implemented to enhance the collection of account receivable as well as the experience of decreases in uncollected receivables, and decided to reverse the allowance for doubtful accounts for the nine months ended September 30, 2012.

9.                 OTHER MONETARY ASSETS - CURRENT

	September 30
	2012	2011

Accrued custodial receipts from MOD service	$176,799	$93,583
Others	1,591,368	1,830,373

	$1,768,167	$1,923,956

10.          INVENTORIES

	September 30
	2012	2011

Merchandise	$3,038,523	$2,823,195
Work in process	690,507	577,621
Material	33,165	—
	3,762,195	3,400,816
Land held for sale	218,150	315,062
Land and building held for sale	42,948	—
Land held for development	35,816	35,816
Construction in progress	—	636,689
Land held under development	—	495,513

	$4,059,109	$4,883,896

The operating costs related to inventories were $30,439,688 thousand (including the valuation loss on inventories of $20,670 thousand) and $24,666,236 thousand (including valuation loss on inventories of $294,360 thousand) for the nine months ended September 30, 2012 and 2011, respectively.

Land held for sale on September 30, 2012 was for Li-Shui (A), Wan-Xi and Covent projects.  Land and building held for sale on September 30, 2012 was for Guang-Diang project.  Land held for sale on September 30, 2011 was for Wan-Xi and Li-Shui (B) projects.

Land held under development and construction in progress on September 30, 2011 was for Guang-Diang, Li-Shui (A), and Covent projects.  Guang-Diang project was completed in June 2012, and reclassified to land and building held for sale.  Li-Shui (A) project was completed in April 2012, and reclassified to land held for sale.  Covent project was completed in 2011, and reclassified to land held for sale.

LED recognizes the relevant revenues of Guang-Diang project by percentage of completion method.  The related information were as follows (in thousands):

September 30, 2011

Percentage of completion method

Guang-Diang project
Contract price	$983,129
Estimated construction cost	$425,203
Land held under development	$64,987

(Continued)

September 30, 2011

Construction in progress
Construction cost	$268,000
Recognized cumulative gain	365,330

$633,330

Deferred marketing expenses (classified as other current assets)	$20,570
Advance from land and building (classified as other current liabilities)	$178,882
Percentage of completion	73%
Expected year of completion	2012

(Concluded)

11.         OTHER CURRENT ASSETS

	September 30
	2012	2011

Spare parts	$4,171,910	$2,689,682
Prepaid expenses	4,041,420	3,573,167
Prepaid rents	1,007,069	1,092,023
Miscellaneous	459,049	868,743

	$9,679,448	$8,223,615

12.         INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2012		2011
	Carrying	% of	Carrying	% of
	Amount	Ownership	Amount	Ownership
Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$594,866	40	$546,867	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	548,243	38	442,516	38
Senao Networks, Inc. (“SNI”)	390,257	40	321,624	41
International Integrated System, Inc. (“IISI”)	268,414	33	259,082	33
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	262,852	30	262,528	30
Huada Digital Corporation (“HDD”)	245,214	50	250,374	50
Skysoft Co., Ltd. (“SKYSOFT”)	122,988	30	105,846	30
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	120,499	33	110,711	40
Kingwaytek Technology Co., Ltd. (“KWT”)	72,253	33	70,028	33
So-net Entertainment Taiwan Limited (“So-net”)	32,198	30	34,921	30
HopeTech Technologies Limited (“HopeTech”)	20,961	45	19,952	45
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	9,191	49	1,678	49
Panda Monium Company Ltd.	—	43	—	43

	$2,687,936		$2,426,127

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and after the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors.

Chunghwa invested in HDD in September 2011 by investing $250,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by HTC Corporation (“HTC”).  After the stockholders’ meeting of HDD held on March 2, 2012, Chunghwa and HTC each obtained half of director seats.  Thus, both entities do not obtain control over HDD.  HDD engages mainly in providing software service.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established a joint venture, DZIM, in May 2011.  Chunghwa invested $114,640 thousand cash and held 40% ownership of DZIM in May 2011.  Chunghwa participated in the capital increase of DZIM by investing $14,360 thousand in May 2012 but did not subscribe the shares proportionately.  Thus, the ownership interest decreased from 40% to 33% after the capital increase of DZIM.  DZIM engages mainly in information technology service and general advertisement service.

COI participated in the capital increase of Sertec by investing $11,552 thousand in February 2012.  COI remained 49% ownership of Sertec after the capital increase.

Except for the carrying value and net equity in earnings of HopeTech were calculated based on reviewed financial statements as of and for the nine months ended September 30, 2012, the aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $2,666,975 thousand and $2,426,127 thousand as of September 30, 2012 and 2011, respectively.  The net equity in earnings of such equity investees were $460,623 thousand and $236,238 thousand for the nine months ended September 30, 2012 and 2011, respectively.

13.         FINANCIAL ASSETS CARRIED AT COST

	September 30
	2012		2011
	Carrying	% of	Carrying	% of
	Amount	Ownership	Amount	Ownership

Non-listed
Taipei Financial Center Corp. (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	180,000	17	200,000	17
Innovation Works Development Fund, L.P. (“IWDF”)	108,476	4	38,035	4
iD Branding Ventures (“iDBV”)	89,553	11	99,504	11
Global Mobile Corp. (“GMC”)	77,018	3	127,018	8
Tons Lightology Inc.	66,150	4	66,150	4
Tatung Technology Inc.	60,081	11	59,185	11
MEDIAPRO TECHNOLOGY LTD.	44,871	1	—	—
UniDisplay Inc. (“UniDisplay”)	32,410	2	55,450	3

(Continued)

	September 30
	2012		2011
	Carrying	% of	Carrying	% of
	Amount	Ownership	Amount	Ownership

Innovation Works Limited (“IW”)	$31,391	2	$31,391	2
VisEra Technologies Company Ltd.	29,371	—	29,371	—
Procrystal Technology Co., Ltd. (“Procrystal”)	24,319	2	78,000	2
Alder Optomechanical Corp. (“Alder”)	23,310	2	29,750	—
Ultra Fine Optical Technology Co., Ltd. (“UltraFine”)	18,000	8	27,000	8
N.T.U. Innovation Incubation Corporation	12,000	9	12,000	9
Digimax Inc. (“DIG”)	10,928	4	15,080	4
CoaTronics Inc. (“CoaTronics”)	8,400	6	12,000	9
Aide Energy (“Cayman”) Holding Co., Ltd. (“Aide”)	4,829	1	29,940	1
3 Link Information Service Co., Ltd.	3,450	10	3,450	10
Fashion Guide Co., Ltd. (“Fashion Guide”)	2,000	2	—	—
RPTI Intergroup International Ltd. (“RPTI”)	—	10	34,500	10
CQi Energy Infocom Inc. (“CQi”)	—	18	20,000	18
Taimide Technology Ltd.	—	—	18,380	1
Hiroca Holdings Ltd.	—	—	17,847	—
Optivision Technology Inc.	—	—	10,189	—
Win Semiconductors Corp.	—	—	10,127	—
A2peak Power Co., Ltd. (“A2P”)	—	3	9,858	3
Tatung Fine Chemicals Co., Ltd. (“TFChemicals”)	—	—	9,135	—
SuperAlloy Industrial Co., Ltd.	—	—	7,123	—
DelSolar Co., Ltd.	—	—	6,096	—
Subtron Technology Co., Ltd.	—	—	4,947	—
Cando Corporation	—	—	3,653	—
XinTec Inc.	—	—	1,078	—
G-TECH Optoelectronics Corporation	—	—	928	—
Essence Technology Solution Inc. (“ETS”)	—	7	—	7
eASPNet Inc.	—	—	—	2

	$2,616,087		$2,856,715

(Concluded)

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

IBT II completed a capital reduction in June 2012.  The Company has received $20,000 thousand from the capital reduction.

The Company did not recognize the impairment loss for the nine months ended September 30, 2011.

After evaluating the financial assets carried at cost, the Company determined the following investments were impaired and recognized impairment losses for the nine months ended September 30, 2012.

Nine Months Ended September 30, 2012

Procrystal	$43,866
UniDisplay	23,040
UltraFine	9,000
Fashion Guide	8,000
Alder	7,090
CQi	6,000
Aide	4,551
DIG	4,152
CoaTronics	3,600
TFChemicals	2,315

$111,614

14.         OTHER MONETARY ASSETS - NONCURRENT

	September 30
	2012	2011

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government.  This fund was used to finance various telecommunications infrastructure projects.

15.         PROPERTY, PLANT AND EQUIPMENT

	September 30
	2012	2011

Cost
Land	$103,882,897	$103,698,711
Land improvements	1,576,513	1,552,425
Buildings	67,726,707	67,575,171
Computer equipment	14,991,833	14,624,276
Telecommunications equipment	663,029,540	648,230,088
Transportation equipment	3,028,020	2,405,725
Miscellaneous equipment	7,104,483	6,584,215
Total cost	861,339,993	844,670,611
Revaluation increment on land	5,762,418	5,762,611
	867,102,411	850,433,222
Accumulated depreciation
Land improvements	1,083,264	1,037,037
Buildings	20,653,161	19,467,520
Computer equipment	11,234,572	11,035,608

(Continued)

	September 30
	2012	2011

Telecommunications equipment	$543,482,163	$526,974,190
Transportation equipment	1,191,230	1,254,259
Miscellaneous equipment	5,590,764	5,382,528
	583,235,154	565,151,142
Accumulated impairment	1,257,050	—
Construction in progress and advances related to acquisition of equipment	17,198,834	14,458,045

Property, plant and equipment, net	$299,809,041	$299,740,125

(Concluded)

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999.  These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005.  In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments.  As of September 30, 2012, the unrealized revaluation increment was decreased to $5,760,582 thousand by disposal of the revalued assets and recognition of impairment loss.

Chunghwa determined that partial land and building were impaired and recognized an impairment loss of $1,254,996 thousand for the nine months ended September 30, 2012.  Due to the impairment, the unrealized revaluation increment was decreased by $2,054 thousand.  Idle asset was recognized an impairment loss of $4,315 thousand.

Depreciation expense on property, plant and equipment for the nine months ended September 30, 2012 and 2011 was $23,274,010 thousand and $23,082,129 thousand, respectively.  The capitalized interest expense for the nine months ended September 30, 2012 and 2011 was $26 thousand and $68 thousand, respectively.  The capitalized interest rates for the nine months ended September 30, 2012 and 2011 were 1.23%-1.25% and 1.10%-1.22%, respectively.

16.         SHORT-TERM LOANS

	September 30
	2012	2011

Unsecured loans - annual rate - 1.25%-2.50% and 1.20%-1.53% for 2012 and 2011, respectively	$130,000	$135,000

17.         ACCRUED EXPENSES

	September 30
	2012	2011

Accrued salary and compensation	$6,426,396	$7,174,712
Accrued employees’ bonuses and remuneration to directors and supervisors	1,797,872	1,798,566
Accrued franchise fees	1,679,264	1,728,613
Accrued maintenance fees	1,054,083	951,737
Other accrued expenses	2,446,899	2,003,129

	$13,404,514	$13,656,757

18.         OTHER CURRENT LIABILITIES

	September 30
	2012	2011

Advance receipts	$10,972,390	$11,980,570
Payables to equipment suppliers	1,879,036	1,824,111
Amounts collected for others	1,367,982	1,265,870
Payables to contractors	1,270,578	1,718,506
Refundable customers’ deposits	1,163,779	1,153,397
Miscellaneous	3,705,709	3,701,580

	$20,359,474	$21,644,034

19.         LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	September 30
	2012	2011

Secured loans - annual rate - 1.13% and 1.10%-1.83% for 2012 and 2011, respectively	$1,650,000	$2,153,539
Unsecured loans - annual rate - 2.01% and 2.01%-2.17% for 2012 and 2011, respectively	33,489	133,957
	1,683,489	2,287,496
Less: Current portion of long-term loans	33,489	304,007

	$1,650,000	$1,983,489

LED obtained a secured loan from Chang Hwa Bank in September 2010.  Interest is paid monthly.  LED will repay $300,000 thousand and $1,350,000 thousand in December 2014 and September 2015, respectively.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009.  Interest and principal amount are paid monthly from January 2009 and due in January 2013.

CHPT obtained a secured loan from the E.SUN Commercial Bank in February 2009.  Interest and the principal were paid monthly from March 2009 and all were repaid in February 2012.

20.         MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations.  Maturity analysis of LED’s related assets and liabilities was as follows:

	September 30, 2012
	Within One Year	Over One Year	Total

Assets

Accounts receivable	$2,635	$—	$2,635
Inventories	261,098	35,816	296,914
Deferred expenses (classified as other current assets)	104	—	104

	$263,837	$35,816	$299,653

Liabilities

Trade notes and accounts payable	$47	$—	$47
Accrued expenses	32,823	—	32,823
Payables to contractors (classified as other current liabilities)	32,175	—	32,175
Advance from of land and building (classified as other current liabilities)	9,868	—	9,868

	$74,913	$—	$74,913

	September 30, 2011
	Within One Year	Over One Year	Total

Assets

Inventories	$—	1,483,080	$1,483,080
Deferred expenses (classified as other current assets)	—	32,468	32,468
Restricted assets	—	47,031	47,031

	$—	$1,562,579	$1,562,579

Liabilities

Payables to contractors (classified as other current liabilities)	$—	23,327	$23,327
Advance from of land and building (classified as other current liabilities)	—	604,941	604,941

	$—	$628,268	$628,268

21.         STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000 thousand which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand common shares are issued and outstanding as of September 30, 2012.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003.  Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005.  Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006.  The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.  As of September 30, 2012, the outstanding ADSs were 343,643 thousand common shares, which equaled approximately 34,364 thousand units and represented 4.43% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws.  The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.              Exercise their voting rights,

b.             Sell their ADSs, and

c.              Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits.  However, the additional paid-in capital from shares issued in excess of par and donations may be capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital.  However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.  Under the revised Company Law issued on January 4, 2012, the aforementioned additional paid-in capital may also be distributed in cash.  The additional paid-in capital from long-term investments may not be used for any purpose.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside or reverse special reserves.  In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order:  (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.  If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the nine months ended September 30, 2012 and 2011, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate.  Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa.  This reserve can only be used to offset a deficit, or, under the revised Company Law issued on January 4, 2012, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations and distributions of the 2011 and 2010 earnings of Chunghwa have been approved by the stockholders on June 22, 2012 and June 24, 2011 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010

Legal reserve	$4,706,838	$4,760,890
Cash dividends	42,361,864	42,854,462	$5.46	$5.52

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the shareholders’ meeting on June 22, 2012, were $2,040,090 thousand and $44,446 thousand, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 24, 2011, were $2,144,074 thousand and $45,044 thousand, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

Information on the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders.  The abovementioned 2010 capital reduction proposal was effectively approved by FSC.  The board of directors of Chunghwa was authorized to designate the record date of capital reduction as of October 26, 2010.  Subsequently, the stock transfer record date of capital reduction was designated as January 15, 2011.  The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January 2011.

22.         SHARE-BASED COMPENSATION PLANS

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price (NT$)

2004.12.01	2005.11.28	1,500	$13.5 (Original price $18.3)
2005.09.30	2006.05.05	10,000	12.1 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6 (Original price $44.2)

		17,681

Each option is eligible to subscribe for one common share when exercisable.  Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value.  The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment.  The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the nine months ended September 30, 2012 and 2011 were as follows:

	Stock Options Outstanding
	2012		2011
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

Options outstanding, beginning of period	2,278	$38.85	5,103	$36.15
Options exercised	(1,115)	35.08	(2,107)	34.09
Options expired	(5)	12.10	(34)	41.97

Options outstanding, as of September 30	1,158	42.60	2,962	32.44

Options exercisable, as of September 30	1,158		1,606

As of September 30, 2012, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$42.6	1,158	1.17	$42.6	1,158	$42.6

As of September 30, 2011, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$12.1	502	0.57	$12.1	502	$12.1
42.6	2,460	2.17	42.6	1,104	42.6

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2012 and 2011.  Had SENAO used the fair value method to recognize the compensation cost, there would have been no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions of SENAO for the nine months ended September 30, 2012 would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005

Expected dividend yield	1.49%	—	—
Risk free interest rate	2.00%	1.75%	2.00%
Expected life	4.375 years	4.375 years	4.375 years
Expected volatility	39.82%	39.63%	43.40%
Weighted-average fair value of grants	$13.69	$5.88	$6.93

The board of SENAO resolved to authorize 10,000 thousand units of stock options on May 2, 2012.  Each option is eligible to subscribe for one common share when exercisable.  The aforementioned share-based compensation plan (2012 Plan) was effectively approved by FSC as of May 28, 2012.  Under the terms of the 2012 Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value on the grant date.  The 2012 Plan has exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment.  The options are valid for six years and based on the graded vesting schedule, 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date, respectively.  As of October 26, 2012, SENAO has not granted options to employees.

CHTP share-based compensation plan (“CHTP Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price (NT$)

2007.08.15	2007.05.10	1,000	$12.61

CHTP granted 1,000 options to some of its employees in December 2008.  Under the terms of CHTP Plan, each option entitles the holder to subscribe for one thousand common shares when exercisable.  The options are valid for 5 years and based on the graded vesting schedule, two tranches of 30% of option will vest two and three years after the grant date, respectively, and the rest of 40% will vest four years after the grant date.  There is exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, issuance of new shares in connection with mergers, issuance of global depositary receipts as well as distribution of cash dividends, except if the exercise price after adjustment exceeds the exercise price before adjustment.

Information about CHTP’s outstanding stock options for the nine months ended September 30, 2012 and 2011 were as follows:

	Stock Options Outstanding
	2012		2011
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

Options outstanding, beginning of period	920	$10.10	960	$12.11
Options exercised	—	—	—	—
Options expired	—	—	—	—

Options outstanding, end of period	920	10.10	960	12.11

Options exercisable, end of period	552		288

As of September 30, 2012, information about CHTP’s outstanding and exercisable options was as follows:

Options Outstanding
		Weighted-		Options Exercisable
Range of Exercise Price (NT$)	Number of Options	average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$10.10	920	1.25	$10.10	552	$10.10

As of September 30, 2011, information about CHTP’s outstanding and exercisable options was as follows:

Options Outstanding
		Weighted-		Options Exercisable
Range of Exercise Price (NT$)	Number of Options	average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$12.11	960	2.25	$12.11	288	$12.11

Compensation cost recognized was $2,601 thousand under the intrinsic value method for the nine months ended September 30, 2012.  No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2011.

23.         COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Nine Months Ended September 30, 2012
	Cost of	Operating
	Services	Expenses	Total

Compensation expense
Salaries	$9,921,286	$8,567,375	$18,488,661
Insurance	861,717	722,559	1,584,276
Pension	1,361,100	990,773	2,351,873
Other compensation	6,498,176	4,578,905	11,077,081

	$18,642,279	$14,859,612	$33,501,891

Depreciation expense	$21,833,140	$1,440,870	$23,274,010
Amortization expense	$912,056	$184,666	$1,096,722

	Nine Months Ended September 30, 2011
	Cost of	Operating
	Services	Expenses	Total

Compensation expense
Salaries	$9,448,212	$8,132,903	$17,581,115
Insurance	813,442	668,131	1,481,573
Pension	1,303,273	937,356	2,240,629
Other compensation	7,119,331	4,977,000	12,096,331

	$18,684,258	$14,715,390	$33,399,648

Depreciation expense	$21,773,877	$1,308,252	$23,082,129
Amortization expense	$880,417	$159,593	$1,040,010

24.         INCOME TAX

a.              Income tax expense consisted of the following:

	Nine Months Ended September 30
	2012	2011

Income tax payable	$6,066,715	$6,805,034
Foreign income tax	14,975	17,247
Income tax - deferred	(20,800)	(149,742)
Adjustments of prior years’ income tax	5,791	40,012

Income tax	$6,066,681	$6,712,551

b.             Net deferred income tax assets (liabilities) consisted of the following:

	September 30
	2012	2011

Current

Deferred income tax assets (liabilities)
Unrealized accrued expense	$36,502	$52,769
Valuation loss on inventory	28,873	19,163
Unrealized foreign exchange loss (gain), net	13,623	(5,705)
Loss carryforward	11,100	—
Estimated warranty liabilities	6,988	9,467
Investment tax credits	3,065	1,730
Provision for doubtful accounts	2,398	194,535
Valuation loss (gain) on financial instruments, net	(5,507)	13,953
Other	9,766	55,524
	106,808	341,436
Valuation allowance	—	(194,263)

Net deferred income tax assets - current	$106,808	$147,173

Noncurrent

Deferred income tax assets (liabilities)
Accrued pension cost	$255,662	$316,079
Loss carryforward	120,576	79,021
Equity in losses of equity method investees	73,553	26,022
Impairment loss	11,396	70,123
Investment tax credit	3,487	5,881
Abandonment of equipment not approved by National Tax Administration	10	27,672
Other	(2,673)	2,650
	462,011	527,448
Valuation allowance	(92,798)	(10,362)

Net deferred income tax assets - noncurrent	$369,213	$517,086

As of September 30, 2012, details for investment tax credit of CHPT are as follows:

		Remaining
		Creditable	Expiry
Law/Statue	Items	Amount	Year

Statute for Upgrading Industries	Personnel training expenditures	$1,486	2012
	Personnel training expenditures	3,288	2013
	Purchase of machinery and equipment	1,579	2012
	Purchase of machinery and equipment	199	2013

		$6,552

As of September 30, 2012, loss carryforward of CHIEF, Unigate, CEI, LED, CHI, SFD, STF, SITS, SEITS and SITJ are as follows:

	Total	Unused	Expiry
Company	Amounts	Amounts	Year

CHIEF	$14,313	$2,338	2016
	7,946	7,946	2017
	816	816	2018
Unigate	13	13	2017
	6	6	2018
	8	8	2020
	23	23	2021
	17	17	2022
CEI	9	9	2021
	12	12	2022
LED	5,426	4,174	2018
	7,571	7,571	2019
	7,957	7,957	2020
	10,458	10,458	2021
CHI	3,376	574	2020
SFD	1,258	1,258	2021
	3,184	3,184	2022
STF	10,612	10,612	2016
	16,541	16,541	2017
SITS	16,159	16,159	2016
	16,484	16,484	2017
SEITS	667	667	2016
	969	969	2017
SITJ	10,955	10,955	2016
	12,925	12,925	2017

	$147,705	$131,676

c.              The related information under the Integrated Income Tax System is as follows:

	September 30
	2012	2011

Balance of Imputation Credit Account (“ICA”)
Chunghwa	$2,463	$1,576

The actual creditable ratios distribution of Chunghwa’s of 2011 and 2010 for earnings were 17.63% and 18.76%, respectively.

d.             Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2007.  The following subsidiaries income tax returns have been examined by authorities through 2009:  SENAO, CHPT, CHSI and SHE.  The following subsidiaries income tax returns have been examined by tax authorities through 2010:  CHIEF, Unigate, CHI, LED, YYRP and CIYP.

25.         EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares Outstanding (Denominator)	Income Before Income Tax	Net Income

Nine months ended September 30, 2012

Basic EPS
Income attributable to stockholders of the parent	$36,729,731	$30,957,707	7,757,447	$4.73	$3.99
Effect of dilutive potential common stock
SENAO’s stock options	(3,438)	(3,438)	—
Employee bonus	—	—	21,557

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$36,726,293	$30,954,269	7,779,004	$4.72	$3.98

Nine months ended September 30, 2011

Basic EPS
Income attributable to stockholders of the parent	$43,564,870	$37,065,217	7,800,070	$5.59	$4.75
Effect of dilutive potential common stock
SENAO’s stock options	(6,248)	(6,248)	—
Employee bonus	—	—	22,242

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$43,558,622	$37,058,969	7,822,312	$5.57	$4.74

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008.  According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employee bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the nine months ended September 30, 2012 and 2011.  The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares as of the balance sheet date.  The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the nine months ended September 30, 2012 and 2011 were also due to the effect of potential common stock of stock options by SENAO.

26.         PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005.  Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises.  After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan.  On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund.  However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan.  Based on the LPA, Chunghwa and its subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement.  Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $2,401,405 thousand ($2,176,771 thousand subject to defined benefit plan and $224,634 thousand subject to defined contributed plan) and $2,301,364 thousand ($2,107,765 thousand subject to defined benefit plan and $193,599 thousand subject to defined contributed plan) for the nine months ended September 30, 2012 and 2011, respectively.

27.         TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa.  Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices.  The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa.  Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.              The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
Kingwaytek Technology Co., Ltd. Co., Ltd. (“KWT”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
So-net Entertainment Taiwan Limited (“So-net”)	Equity-method investee
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	Equity-method investee
Viettel - CHT Co., Ltd. (“Viettel”)	Equity-method investee
Huada Digital Corporation (“HDD”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
HopeTech Technologies Limited (“HopeTech”)	Equity-method investee of SIS

(Continued)

Company	Relationship

Chunghwa Telecom Foundation (“CTF”)	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
International Integrated System, Inc. (“IISI”)	Equity-method investee, which was a subsidiary of Chunghwa before Chunghwa lost control over IISI on June 24, 2011
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS
Sochamp Technology Co., Ltd. (“Sochamp”)	Investor of significant influence over CHST
United Daily News Co., Ltd. (“UDN”)	Investor of significant influence over SFD
udn Digital Co., Ltd. (“udnD”)	Investor of significant influence over SFD
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	Equity-method investee of COI
Cheng Fong Investment Co., Ltd.	The chairman of the board of directors, who is served as the president of SENAO

(Concluded)

b.             Significant transactions with the above related parties are summarized as follows:

		September 30
		2012		2011
		Amount	%	Amount	%

1)	Receivables

	Trade notes and accounts receivable
	So-net	$25,874	92	$13,206	68
	Others	2,341	8	6,205	32

		$28,215	100	$19,411	100

2)	Payables

	Trade notes payable, accounts payable and accrued expenses
	STS	$236,261	50	$33,258	6
	TISE	77,993	16	433,749	75
	IISI	67,552	14	64,110	11
	SKYSOFT	19,329	4	8,210	2
	KWT	13,470	3	928	—
	Others	14,319	3	6,205	1
		428,924	90	546,460	95
	Amounts collected in trust for others
	So-net	31,925	7	23,414	4
	SKYSOFT	16,554	3	8,333	1
	Others	—	—	49	—
		48,479	10	31,796	5

		$477,403	100	$578,256	100

		September 30
		2012		2011
		Amount	%	Amount	%

3)	Advances from customers (include in other current liabilities)

	SNI	$2,733	—	$2,733	—

4)	Customer’s deposits

	Others	$2,448	—	$980	—

		Nine Months Ended September 30
		2012		2011
		Amount	%	Amount	%

5)	Revenues

	So-net	$243,422	—	$205,448	—
	SKYSOFT	26,986	—	31,583	—
	HopeTech	20,606	—	54,422	—
	Others	13,136	—	8,888	—

		$304,150	—	$300,341	—

6)	Operating costs and expenses

	STS	$307,817	—	$67,343	—
	TISE	298,361	—	338,114	—
	IISI	141,458	—	17,324	—
	SKYSOFT	79,896	—	35,439	—
	HopeTech	44,457	—	13,226	—
	CTF	44,363	—	44,721	—
	KWT	23,942	—	31,985	—
	Others	14,761	—	18,948	—

		$955,055	—	$567,100	—

7)	Non-operating income and gains

	SNI	$23,409	2	$23,422	2
	Others	699	—	518	—

		$24,108	2	$23,940	2

8)	Acquisitions of property, plant and equipment

	TISE	$427,326	2	$657,817	4
	Others	15,428	—	88,092	—

		$442,754	2	$745,909	4

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  This lease term is 15 years which will start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), which included a prepayment of $3,067,711 thousand, and the rest of amount will be paid annually when ST-2 satellite starts its official operation.  ST-2 satellite was launched in May 2011, and began its official operation in August 2011.  The total rental expense for the nine months ended September 30, 2012 was $307,817 thousand, which consisted of a reduction of the prepayment of $153,385 thousand and an additional accrual of $154,432 thousand.  The prepayment was $2,829,112 thousand (classified as other assets - others $204,514 thousand, and other current assets $2,624,598 thousand) as of September 30, 2012.

SENAO rents out part of its plant to SNI, and the rent is collected monthly.

The transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties.  Other transactions with related parties were not significantly different from those with third parties.

28.         PLEDGED ASSETS

The following assets are pledged as collaterals for short-term and long-term bank loans and contract deposits by Chunghwa and its subsidiaries.

	September 30
	2012	2011

Property, plant and equipment, net	$2,708,619	$2,745,373
Restricted assets	19,906	9,100

	$2,728,525	$2,754,473

29.         SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of September 30, 2012, in addition to those disclosed in other notes, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.              Acquisitions of land and buildings of $33,266 thousand.

b.             Acquisitions of telecommunications equipment of $32,800,315 thousand.

c.              Unused letters of credit of $345,182 thousand.

d.             Contract to print billing, envelopes and selling gifts of $42,713 thousand.

e.              For the purpose of completion the construction, acquisition of the building construction license and registration ownerships of all buildings for LightEra Covent Garden Project, LED signed the trust deeds with Hua Nan Bank and China Real Estate Management Co., Ltd., for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

September 30, 2012

Land held for sale	$92,645

f.                The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years.  Future lease payments were as follows:

Year	Rental Amount

2012 (from October 1, 2012 to December 31, 2012)	$580,825
2013	1,935,515
2014	1,561,298
2015	1,250,251
2016 and thereafter	1,610,099

g.             A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets).  If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.  Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution.  The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Piping Fund.

30.         FAIR VALUE OF FINANCIAL INSTRUMENTS

a.              Fair values of financial instruments were as follows:

	September 30
	2012		2011
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Assets
Cash and cash equivalents	$38,823,455	$38,823,455	$48,803,511	$48,803,511
Financial assets at fair value through profit or loss	32,678	32,678	77,734	77,734
Available-for-sale financial assets - current	2,390,784	2,390,784	2,544,351	2,544,351
Held-to-maturity financial assets - current	2,981,338	2,981,338	1,621,912	1,621,912
Trade notes and accounts receivable, net	24,400,896	24,400,896	22,191,646	22,191,646
Receivables from related parties	28,215	28,215	19,411	19,411
Other current monetary assets	1,768,167	1,768,167	1,923,956	1,923,956
Restricted assets - current	11,040	11,040	47,979	47,979
Financial assets carried at cost	2,616,087	—	2,856,715	—
Available-for-sale financial assets - noncurrent	3,261,868	3,261,868	45,449	45,449
Held-to-maturity financial assets - noncurrent	14,005,461	14,005,461	12,681,837	12,681,837
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,901,688	1,901,688	1,661,226	1,661,226
Restricted assets - noncurrent	8,866	8,866	8,152	8,152
Liabilities
Short-term loans	130,000	130,000	135,000	135,000
Financial liabilities at fair value through profit or loss	222	222	82,340	82,340
Trade notes and accounts payable	12,346,431	12,346,431	10,516,374	10,516,374
Payables to related parties	477,403	477,403	578,256	578,256

(Continued)

	September 30
	2012		2011
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Accrued expenses	$13,404,514	$13,404,514	$13,656,757	$13,656,757
Payables to equipment suppliers (included in “other current liabilities”)	1,879,036	1,879,036	1,824,111	1,824,111
Amounts collected for others (included in “other current liabilities”)	1,367,982	1,367,982	1,265,870	1,265,870
Payables to contractors (included in “other current liabilities”)	1,270,578	1,270,578	1,718,506	1,718,506
Refundable customers’ deposits (included in “other current liabilities”)	1,163,779	1,163,779	1,153,397	1,153,397
Current portion of long-term loans	33,489	33,489	304,007	304,007
Long-term loans	1,650,000	1,650,000	1,983,489	1,983,489
Customers’ deposits	4,870,073	4,870,073	5,109,861	5,109,861

(Concluded)

b.             Methods and assumptions used in the estimation of fair values of financial instruments:

1)             The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets.  Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values.  This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)             If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values.  If the market price of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)             Financial assets carried at cost are investments in unlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

4)             The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts.  The projected cash flows were discounted using the interest rate of similar long-term loans.

c.              Fair values of financial assets and liabilities using quoted market price or valuation techniques were as follows:

	Amount Based on Quoted		Amount Determined Using
	Market Price		Valuation Techniques
	September 30		September 30
	2012	2011	2012	2011
Assets

Financial assets at fair value through profit or loss	$—	$73,389	$32,678	$4,345
Available-for-sale financial assets	5,601,897	2,513,387	50,755	76,413

Liabilities

Financial liabilities at fair value through profit or loss	—	—	222	82,340

d.             Information about financial risks

1)             Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, and forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks, open-end mutual funds and corporate bonds.  Therefore, the market risk is the fluctuations of market price.  In order to manage this risk, the Company would assess the risk before investing; therefore, no material market risk is anticipated.

2)             Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breach contracts.  Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk.  The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations.  Management does not expect the Company’s exposure to default by those parties to be material.  The Company held a variety of financial instruments, the maximum credit exposed amount is the same as their carrying amounts.

3)             Liquidity risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments.  Therefore, the liquidity risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash.  Therefore, no material liquidity risk is anticipated.  The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market.  Therefore, material liquidity risk is anticipated.

4)             Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities.  Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

31.         ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.              Financings provided:  None.

b.             Endorsement/guarantee provided:  Please see Table 1.

c.              Marketable securities held:  Please see Table 2.

d.             Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital:  Please see Table 3.

e.              Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital:  None.

f.                Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital:  None.

g.             Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital:  Please see Table 4.

h.             Receivables from related parties amounting to $100 million or 20% of the paid-in capital:  Please see Table 5.

i.                 Names, locations, and other information of investees on which the Company exercises significant influence:  Please see Table 6.

j.                 Financial transactions:  Please see Notes 5 and 30.

k.              Investment in Mainland China:  Please see Table 7.

l.                 Intercompany relationships and significant intercompany transaction:  Please see Table 8.

32.         SEGMENT FINANCIAL INFORMATION

Segment information.  Please see Table 9.

33.         OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	September 30
	2012			2011
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Financial assets

Monetary items
Cash
US Dollar	$21,541	29.30	$631,139	$15,050	30.48	$458,733
HK Dollar	106,648	3.78	403,131	683	3.91	2,670
RMB	53,258	4.66	248,180	6,383	4.80	30,604
SG Dollar	5,022	23.92	120,137	4,828	23.51	113,511
JP Yen	99,088	0.38	37,623	3,236	0.40	1,288
Euro Dollar	117	37.89	4,443	869	41.23	35,822
Accounts receivable
US Dollar	178,336	29.30	5,225,254	153,402	30.48	4,675,699
HK Dollar	57,405	3.78	216,992	544	3.91	2,126
RMB	3,412	4.66	15,898	5,142	4.80	24,656
JP Yen	39,432	0.38	14,984	3,513	0.40	1,398
Available-for-sale financial assets
US Dollar	74,847	29.30	2,193,024	64,102	30.48	1,953,829
Investments accounted for using equity method
US Dollar	1,029	29.30	30,152	710	30.48	21,630
VND Dollar	193,273,529	0.00136	262,852	184,878,873	0.00142	262,528
SG Dollar	22,920	23.92	548,243	18,822	23.51	442,516

(Continued)

	September 30
	2012			2011
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Financial liabilities

Monetary items
Payable to suppliers
US Dollar	$138,758	29.30	$4,065,601	$122,663	30.48	$3,738,773
SG Dollar	9,928	23.92	237,467	1,415	23.51	33,258
HK Dollar	23,457	3.78	88,669	1,012	3.91	3,957
JP Yen	39,432	0.38	14,984	11,462	0.40	4,562
Euro Dollar	35,639	37.89	1,350,376	27,007	41.23	1,113,498

(Concluded)

34.         PRE-DISCLOSURE FOR ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Under Rule No. 0990004943 issued by the Financial Supervisory Commission (FSC) on February 2, 2010, the Company pre-discloses the following information on the adoption of International Financial Reporting Standards as follows.  The related affected amount and information of subsidiaries and the Company’s long-term equity investments have not been reviewed, except for SENAO International Co., Ltd. and its subsidiaries.

a.              On May 14, 2009, the FSC announced the “Framework for Adoption of International Financial Reporting Standards by Companies in the ROC.”  In this framework, starting 2013, companies with shares listed on the TSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare their financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, and the Interpretations as well as related guidance translated by the ARDF and issued by the FSC (IFRSs).  To comply with this framework, the Company has set up a project team and made a plan to adopt the IFRSs.  Leading the implementation of this plan is the President.  The main contents of the plan, anticipated schedule and status of execution as of September 30, 2012 were as follows:

Contents of Plan			Responsible Department	Status of Execution

1)	Evaluation phase: August 1, 2009 - March 31, 2010

	a)	Make IFRSs adoption plan and set up a IFRSs project team	Accounting department	Completed
	b)	Compare and analyze the differences between current accounting policies and IFRSs	Accounting department	Completed
	c)	Complete the identification of consolidated entities under IFRSs	Accounting department	Completed
	d)	Evaluate the modification of current accounting policies for IFRSs adoption	Accounting department	Completed
	e)	Evaluate the adoption of IFRS 1, “First-time Adoption of International Financial Reporting Standards”	Accounting department	Completed
	f)	Conduct the first stage of internal employee training	Accounting department	Completed

(Continued)

Contents of Plan			Responsible Department	Status of Execution

2)	Preparation phase: April 1, 2010 - December 31, 2011

	a)	Determine accounting policies in accordance with IFRSs	Accounting department	Completed
	b)	Choose the optional exemptions under IFRS 1, “First-time Adoption of International Financial Reporting Standards”	Accounting department	Completed
	c)	Modify related information system	Information technology department, accounting department	Completed
	d)	Amend internal control and related policies	Accounting department, related departments	Completed
	e)	Conduct the second stage of internal employee training	Accounting department	Completed

3)	Application phase: January 1, 2012 - December 31, 2013

	a)	Prepare opening IFRSs balance sheet	Accounting department	Completed
	b)	Prepare IFRS comparative financial statements for the year ended December 31, 2012	Accounting department	In progress
	c)	Prepare financial statements in accordance with IFRSs	Accounting department	In progress

(Concluded)

b.             Based on IFRS 1 “First-time adoption of International Financial Reporting Standards”, when the Company first adopts IFRSs, the Company should apply the IFRSs to establish its accounting policies, prepare its financial statements and make required adjustments retroactively to the transition date (January 1, 2012).  IFRS 1 provided several optional exemptions.  The main exemptions adopted by the Company were discussed as follows:

1)             Business combination

The Company elected not to apply IFRS 3 retrospectively to business combinations occurred on or before December 31, 2011.

2)             Share-based payment transactions

The Company elected not to apply IFRS 2 retrospectively to the share-based payment transactions which were granted and vested on or before December 31, 2011.

3)             Deemed costs

The Company elected to measure its revalued land at the date of transition to IFRSs at its revalued amount determined under ROC GAAP as its deemed cost.

4)             Employee benefits

The Company elected to recognize all unrecognized cumulative actuarial gains and losses as retained earnings as of January 1, 2012.

The impacts of the aforementioned optional exemptions were included in the following part e. of “explanation for the adjustments of IFRSs transition”.

c.              The Company had assessed the material differences and the impacts between the existing accounting policies and the accounting policies to be adopted under IFRSs as follows:

1)             Reconciliation of consolidated balance sheet as of January 1, 2012

		Adjustments
		Differences in
ROC GAAP		Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current assets	$106,538,985	$(337,754)	$(115,464)	$106,085,767	Current assets	4), 7), 9), 13)
Long-term investments	19,876,491	(8,000)	(1,000,000)	18,868,491	Long-term investments	10),13)
Property, plant and equipment	302,612,014	—	(7,602,063)	295,009,951	Property, plant and equipment	1), 2), 13)
		—	9,060,081	9,060,081	Investment property	1), 2)
Intangible assets	6,330,253	—	12,475	6,342,728	Intangible assets	13)
Other assets	7,562,539	581,839	(334,947)	7,809,431	Other noncurrent assets	1), 2), 4), 5), 6), 7), 13)

Total	$442,920,282	$236,085	$20,082	$443,176,449	Total

Current liabilities	$59,280,808	$567,407	$—	$59,848,215	Current liabilities	7), 8), 9)
Noncurrent liabilities	3,635,835	1,322,478	—	4,958,313	Long-term liabilities	7), 8)
Reserve for land value incremental tax	94,986	—	(94,986)	—		4)
Other liabilities	6,866,005	1,549,205	115,068	8,530,278	Other noncurrent liabilities	4), 6)
Total liabilities	69,877,634	3,439,090	20,082	73,336,806	Total liabilities
Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,536,289	20,621,248	—	190,157,537	Additional paid-in capital	6), 12)
Retained earnings	115,866,869	(18,051,608)	—	97,815,261	Retained earnings	3), 5), 6), 7), 8), 9), 10), 11), 12)
Other adjustments	5,753,403	(5,724,647)	—	28,756	Other adjustments	3), 6), 10)
Total equity attributable to stockholders of the parent	368,731,026	(3,155,007)	—	365,576,019	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,311,622	(47,998)	—	4,263,624	Noncontrolling interest	5), 6), 10), 11)
Total stockholders’ equity	373,042,648	(3,203,005)	—	369,839,643	Total shareholders ‘ equity

Total	$442,920,282	$236,085	$20,082	$443,176,449	Total

2)             Reconciliation of consolidated balance sheet as of September 30, 2012

		Adjustments
		Differences in
ROC GAAP		Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current assets	$84,281,938	$(103,899)	$(106,808)	$84,071,231	Current assets	4), 7), 9), 13)
Long-term investments	23,571,352	(7,660)	(1,000,000)	22,563,692	Long-term investments	10), 12), 13)
Property, plant and equipment	299,809,041	—	(6,366,821)	293,442,220	Property, plant and equipment	1), 2), 13)
		—	7,810,197	7,810,197	Investment property	1), 2)
Intangible assets	5,872,131	—	51,952	5,924,083	Intangible assets	13)
Other assets	7,605,886	482,495	(349,059)	7,739,322	Other noncurrent assets	1), 2), 4), 5), 6), 7), 13)

Total	$421,140,348	$370,936	$39,461	$421,550,745	Total

Current liabilities	$48,225,661	$402,904	$—	$48,628,565	Current liabilities	7), 8), 9)
Noncurrent liabilities	4,235,200	966,162	—	5,201,362	Long-term liabilities	7), 8)
Reserve for land value incremental tax	94,986	—	(94,986)	—		4)
Other liabilities	6,833,408	1,545,818	134,447	8,513,673	Other noncurrent liabilities	4), 5), 6)
Total liabilities	59,389,255	2,914,884	39,461	62,343,600	Total liabilities
Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,542,532	20,618,636	—	190,161,168	Additional paid-in capital	6), 11), 12)
Retained earnings	104,462,712	(17,391,417)	—	87,071,295	Retained earnings	3), 5), 6), 7), 8), 9), 10), 11), 12)
Other adjustments	5,964,503	(5,724,796)	—	239,707	Other adjustments	3), 6), 10)
Total equity attributable to stockholders of the parent	357,544,212	(2,497,577)	—	355,046,635	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,206,881	(46,371)	—	4,160,510	Noncontrolling interest	5), 6), 10), 11)
Total stockholders’ equity	361,751,093	(2,543,948)	—	359,207,145	Total shareholders’ equity

Total	$421,140,348	$370,936	$39,461	$421,550,745	Total

3)             Reconciliation of consolidated statement of comprehensive income for nine months ended September 30, 2012

		Adjustments
		Differences in
ROC GAAP		Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Net revenues	$164,008,760	$1,160,218	$—	$165,168,978	Net revenues	7), 8), 9)
Operating costs	(104,375,603)	(442,559)	(837)	(104,818,999)	Operating costs	6), 7), 9), 14)
Gross profits	59,633,157	717,659	(837)	60,349,979	Gross profits
Operating expenses	(21,759,339)	41,575	28,757	(21,689,007)	Operating expenses	6), 7), 9), 11), 14)
Income from operations	37,873,818	759,234	27,920	38,660,972	Income from operations
Non-operating income and losses	9,421	1,870	151	11,442	Non-operating income and losses	3), 10), 12)
Income before income tax	37,883,239	761,104	28,071	38,672,414	Income before income tax
Income tax expense	(6,066,681)	(97,971)	(28,071)	(6,192,723)	Income tax expenses	5), 14)
Consolidated net income	$31,816,558	$663,133	$—	32,479,691	Consolidated net income
				(41,271)	Exchange differences arising from the translation of the foreign operations
				246,505	Unrealized valuation gain on available-for-sale financial assets
				205,234	Other comprehensive income - current period (after tax)

				$32,684,925	Total comprehensive income

d.             Appropriation for special reserve at the date of transition to IFRSs

In accordance with the Order No. 1010012865 issued by the FSC on April 6, 2012, upon the first-time adoption of IFRSs, an entity shall appropriate to the special reserve in the amount of the increase in retained earnings that resulted from applying the IFRS 1 exemptions to reclassify unrealized revaluation increment and cumulative translation differences (gain) to retained earnings.  However, if the increase in retained earnings that resulted from all IFRSs adjustments is smaller than the amount of unrealized revaluation increment and cumulative translation differences (gain) reclassified to retained earnings, the special reserve is appropriated to the extent of the increased in retained earnings resulting from all IFRSs adjustments.  The special reserve will be reversed in proportion to the usage, disposal or reclassification of the related assets.  The adjustments from IFRSs adoption resulted in the decrease of retained earnings of the Company; therefore, the Company is not required to appropriate any amount to the special reserve.

e.              Explanation for the adjustments of IFRSs transition:

1)         Classification of investment property

On January 1, 2012, the assets that met definitions of investment property under IAS 40 “Investment Property” were reclassified from property, plant and equipment of $8,596,664 thousand, and other assets - idle assets of $463,417 thousand, to investment property.  The total amount of reclassification was $9,060,081 thousand.  On September 30, 2012, the assets that met definition of investment property were reclassified from property, plant and equipment, $7,351,095 thousand, and other assets - idle assets, $459,102 thousand, to investment property.  The total amount of reclassification was $7,810,197 thousand.

2)         Classification of leased assets and idle assets

Under ROC GAAP, leased and idle assets were classified as other assets; after the transition to IFRSs, leased and idle assets were reclassified to property, plant and equipment or investment property based on the nature of these assets.

The Company reclassified leased assets to property, plant and equipment and the amounts were $400,453 thousand and $392,253 thousand as of January 1, 2012 and September 30, 2012, respectively.  Except for the abovementioned Item 1) which discussed the reclassification from idle assets to investment property, the Company reclassified the remaining idle assets to property, plant and equipment amounting to $436,619 thousand and $422,168 thousand, as of January 1, 2012 and September 30, 2012, respectively.

3)         Deemed costs of property, plant and equipment

The Company elected to apply the optional exemption in IFRS 1.  The management measured land (classified as property, plant and equipment and investment property under IFRSs) at its revalued amount which was determined under ROC GAAP as deemed costs.  On January 1, 2012, the Company reclassified the unrealized revaluation increment (classified as stockholders’ equity) to retained earnings and the amount was $5,762,753 thousand.  This reclassification did not affect total equity.  Due to disposal of some revalued assets and recognition of impairment loss of the revalued assets, unrealized revaluation increment reclassified to retained earnings was decreased by $117 thousand and $2,054 thousand, respectively and unrealized revaluation increment as of September 30, 2012 was $5,760,582 thousand.  As a result of the above adjustments, gain on disposal of property, plant and equipment was reduced by $117 thousand and impairment loss was increased by $2,054 thousand.

4)         Classification of deferred income tax asset and liability, and valuation allowance

Under ROC GAAP, a deferred income tax asset and liability should be classified as current and noncurrent in accordance with the classification of its related asset or liability.  When a deferred income tax asset and liability does not relate to an asset or liability, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.  However, under IFRSs, a deferred income tax asset and liability should be classified as noncurrent, and could not be offset.

Under ROC GAAP, if it is more likely than not that deferred income tax assets will not be realized, the valuation allowances are provided to the extent.  However, under IFRSs, deferred income tax assets are only recognized when it is more likely than not to be realized, and the valuation allowance is not used under IFRSs.

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the reserve for land value incremental tax caused by revaluation of land is classified as long-term liabilities.  Under IFRSs, if the Company elects to apply the IFRS 1 exemption and measure the revalued land using the carrying amount determined under ROC GAAP as its deemed cost, the related reserve for land value incremental tax should be classified as deferred income tax liabilities.

The Company reclassified its deferred income tax assets - current to noncurrent assets and the amounts were $115,464 thousand and $106,808 thousand as of January 1, 2012 and September 30, 2012, respectively.  Further, deferred income tax liabilities, which were netted with deferred income tax assets under ROC GAAP, were reversed.  As a result of such reversal, deferred income tax liabilities - noncurrent and deferred income tax assets - noncurrent were increased by $20,082 thousand and $39,461 thousand, respectively, and reserve for land value incremental tax of $94,986 thousand was also reclassified as deferred income tax liabilities - noncurrent under IFRSs.

5)         Income tax

Based on IAS 12 “Income Taxes”, the income tax adjustments as a result of the transition to IFRSs are as follows:  Deferred income tax assets were increased by $596,271 thousand and $498,266 thousand as of January 1, 2012 and September 30, 2012, respectively; retained earnings were increased by $587,418 thousand and $489,685 thousand as of January 1, 2012 and September 30, 2012, respectively; noncontrolling interest were increased by $8,853 thousand and $8,615 thousand as of January 1, 2012 and September 30, 2012, respectively.  Deferred income tax liabilities were decreased by $34 thousand as of September 30, 2012.  For the nine months ended September 30, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $98,005 thousand in deferred tax assets and decreased by $34 thousand in deferred income tax liabilities), income tax expense was increased by $97,971 thousand.

6)         Employee benefits

Under ROC GAAP, net transaction obligation that was resulted from the first time adoption of SFAS No. 18 “Pension” should be amortized on a straight-line basis over the average remaining service life of active plan participants and recognized as net periodic pension cost.  After the transition to IFRSs, transitional rules in IAS 19 “Employee Benefits” did not apply, so the related amounts of net transaction obligation should be recognized at once and adjusted in retain earnings.

Further, under ROC GAAP, actuarial gains (losses) are recognized based on the corridor approach and the amounts are amortized over the average remaining service life of active plan participants.  However, under IFRSs, the Company elected to recognize pension gains (losses) resulting from defined benefit plans as other comprehensive income immediately and subsequent reclassification to earnings is not permitted.

As a result of the aforementioned adjustments, other liabilities were increased by $1,549,205 thousand and $1,545,852 thousand as of January 1, 2012 and September 30, 2012, respectively; other noncurrent assets were decreased by $14,524 thousand and $15,874 thousand as of January 1, 2012 and September 30, 2012, respectively; retained earnings were decreased by $1,512,034 thousand and $1,511,431 thousand as of January 1, 2012 and September 30, 2012, respectively; unrecognized net losses of pension were both decreased by $215 thousand as of January 1, 2012 and September 30, 2012; noncontrolling interests were decreased by $51,910 thousand and $50,510 thousand as of January 1, 2012 and September 30, 2012, respectively.  For the nine months ended September 30, 2012, pension cost was decreased by $2,003 thousand which increased $127 thousand in operating costs and decreased $2,130 thousand in operating expenses.

Further, prior to Chunghwa’s privatization in 2005, the pension contributions were made according to the related regulations.  After privatization, the pension obligations of retained employees that were civil employees and entitled to receive future monthly pension payments based on the “Labor Pension Act”, “Act of Privatization of Government-Owned Enterprises”, and “Enforcement Rules of Statute of Privatization of Government-Owned Enterprises” were borne by the government.  The settlement impact upon privatization of $20,648,078 thousand calculated according to the actuarial report under IAS 19 shall be retroactively adjusted from retained earnings to additional paid-in capital - privatization at the date of transition to IFRSs.

7)         Award credits (often known as “points”)

Under ROC GAAP, there’s no related guidance about award credits.  After the transition to IFRSs, Chunghwa applied IFRIC 13 “Customer Royalty Program” retroactively.  The award credit should be measured at its fair value to defer the recognition of revenue.  When the customers redeem the points, the related revenues and costs shall be recognized.  The guidance will replace Chunghwa’s current accounting policy that Chunghwa would accrue expenses when the award credits were given.

Accrued award credits liabilities (classified as other current liabilities) were decreased by $70,036 thousand and $130,340 thousand as of January 1, 2012 and September 30, 2012, respectively; receivables were increased by $12,128 thousand ($12,036 thousand was classified as current assets and $92 thousand was classified as noncurrent assets) and $12,516 thousand ($12,413 thousand was classified as current assets and $103 thousand was classified as noncurrent assets) as of January 1, 2012 and September 30, 2012, respectively; deferred award credits revenue (classified as long-term liabilities - deferred revenue) were increased by $36,370 thousand and $79,987 thousand as of January 1, 2012 and September 30, 2012, respectively; retained earnings were increased by $45,794 thousand and $62,869 thousand as of January 1, 2012 and September 30, 2012, respectively.  The revenue was decreased by $43,229 thousand, the marketing expenses were decreased by $81,415 thousand and the operating cost was increased by $21,111 thousand for the nine months ended September 30, 2012.

8)         Recognition of revenue from providing fixed line connection service

Prior to privatization, according to the laws and regulations applicable to state-owned enterprises in Taiwan, Chunghwa recorded revenue from providing fixed line connection service at the time the service was performed.  Under IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided.

Chunghwa should retrospectively adjust the deferred income of $1,925,816 thousand and $1,419,419 thousand as of January 1, 2012 and September 30, 2012, respectively, by decreasing retained earnings and increasing the deferred revenue from providing fixed line connection service ($639,708 thousand and $533,244 thousand were classified as current liabilities - deferred income; $1,286,108 thousand and $886,175 thousand were classified as long-term liabilities - deferred income as of January 1, 2012 and September 30, 2012, respectively).  For the nine months ended September 30, 2012, revenue from providing fixed line connection service was increased by $506,397 thousand.

9)         Recognition of construction contract revenue

The construction contracts did not meet the criteria in IFRIC 15.11, so IAS 11 “Construction Contracts” does not apply.  The Company could only recognize the revenues when the projects are completed and sold out based on IAS 18 “Revenue”.  Due to the reasons mentioned above, the Company should reverse the revenue that was recognized based on percentage completion method, and recognize the related revenue, cost and expense when the project is completed in 2012.

Inventories were decreased by $392,040 thousand and $116,312 thousand as of January 1, 2012 and September 30, 2012, respectively; deferred marketing expenses (classified as other current assets) were increased by $42,250 thousand as of January 1, 2012; accrued expenses (classified as other current liabilities - accrued expense) were decreased by $2,265 thousand of January 1, 2012; retained earnings were decreased by $347,525 thousand and $116,312 thousand as of January 1, 2012 and September 30, 2012, respectively.  The construction revenue was increased by $697,050 thousand, the construction cost was increased by $421,321 thousand and the marketing expenses were increased by $44,516 thousand for the nine months ended September 30, 2012.

10)       Equity method investments

Associates and joint ventures that accounted for using equity method should also adopt IFRSs in coordinated with the Company’s transition to IFRSs.  The main adjustment includes employee benefit and share-based payments, etc.  Due to the adjustments, long-term investments were decreased by $8,000 thousand and $7,391 thousand as of January 1, 2012 and September 30, 2012, respectively; retained earnings were decreased by $40,367 thousand and $37,877 thousand as of January 1, 2012 and September 30, 2012, respectively; unrecognized net loss of pension were decreased by $37,891 thousand and $35,571 thousand as of January 1, 2012 and September 30, 2012, respectively; noncontrolling interest was decreased by $5,524 thousand and $5,085 thousand as of January 1, 2012 and September 30, 2012, respectively.  Investment income from associates and joint ventures was increased by $2,929 thousand for the nine months ended September 30, 2012.

11)       Share-based payment transactions

The employee stock options granted by subsidiary were not vested on the transition date.  Therefore, the subsidiary should apply IFRS 2 “Share-based Payment” retroactively.

Under IFRSs, paid-in capital - employee stock option recognized by subsidiary does not belong to the equity attributable to parent company, so it should be treated as noncontrolling interest.  As of January 1, 2012, retained earnings were decreased by $583 thousand and noncontrolling interest was increased by $583 thousand.  As of September 30, 2012, retained earnings were increased by $622 thousand, noncontrolling interest was increased by $609 thousand and paid-in capital - equity in additional paid-in capital reported by equity-method investees was decreased by $1,231 thousand.  For the nine months ended September 30, 2012, the compensation cost under general and administrative expense was decreased by $2,546 thousand.

12)       Subscription of associates/subsidiaries new shares and adjustment of paid-in capital reported related to equity-method investees

When an investee issues new shares and original shareholders do not acquire new shares proportionately, this would result in changes in the investor’s shareholdings of the equity method investee.  According to SFAS No. 5 “Long-term Investments under Equity Method” under ROC GAAP, since there are changes in the net assets value of the equity method investee attributable to the investor, the investor shall reflect such changes by adjusting additional paid-in capital and long-term investments.  However, under IFRSs, if the changes do not cause the investor to lose significant influence over associates, the change shall be treated as a deemed disposal with the related gain or loss recognized in earnings.  If the changes do not cause the investor to lose control over subsidiaries, the change shall be treated as equity transactions.  In addition, the Company complied with the IFRSs FAQs published by the Taiwan Stock Exchange, and reclassified the paid-in capital which did not meet the definitions under IFRSs or the Company Act and Regulations of Ministry of Economic Affairs to retained earnings.  The Company reclassified such paid-in capital of $26,830 thousand as of January 1, 2012 to retained earnings.  As of September 30, 2012, paid-in capital was decreased by $1,381 thousand, retained earnings was increased by $1,112 thousand, and long-term investment was decreased by $269 thousand.  Gain on disposal of financial instruments was increased by $1,112 thousand for the nine months ended September 30, 2012.

13)       Presentation of consolidated balance sheets

a)            Piping fund

As part of the government’s effort to upgrade the existing telecommunications infrastructure project, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government.  Since the net assets of this fund would be returned proportionately after the project was completed, in order to conform to the presentation of the financial statements under IFRSs, the fund was reclassified as other noncurrent assets.

b)           Time deposits with maturities of more than three months

Under ROC GAAP, cash and cash equivalents includes time deposits that are cancellable but without any loss of principal.  Under IFRSs, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.  Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of three months or less from the date of acquisition.

Time deposits with maturities of more than three months held by the Company were $40,709,500 thousand and $29,764,668 thousand as of January 1, 2012 and September 30, 2012, respectively.  In order to conform to the presentation of the financial statements under IFRSs, such amounts were reclassified from cash to other monetary assets - current.

c)            Deferred expense

Under IFRSs, the deferred expense, which was classified as other assets under ROC GAAP, was reclassified based on its nature.  Deferred expenses belonged to decoration construction projects and advertisement signboard, etc. were reclassified as property, plant and equipment of $157,529 thousand and $169,853 thousand as of January 1, 2012 and September 30, 2012, respectively.  Deferred expenses belonged to computer software were reclassified as intangible assets of $12,475 thousand and $51,952 thousand as of January 1, 2012 and September 30, 2012, respectively.

14)       Presentation of consolidated statements of comprehensive income

After the transition to IFRSs, the consolidated statement of comprehensive income includes net income and other comprehensive income.  Further, certain accounts were reclassified to conform to the presentation of the financial statements under IFRSs.

f.                The Company has prepared the above assessments in compliance with (a) the 2010 version of the IFRSs translated by the ARDF and issued by the FSC and (b) the Guidelines Governing the Preparation of Financial Reports by Securities Issuers amended and issued by the FSC on December 22, 2011.  These assessments may be changed as the FSC may issue new rules governing the adoption of IFRSs, and as other laws and regulations may be amended to comply with the adoption of IFRSs.  Therefore, the above assessments may be affected, and differ from the new accounting policies that are drafted by IFRSs.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2012

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Limits on			Amount of	Ratio of Accumulated
		Guaranteed Party		Endorsement/			Endorsement/	Endorsement/	Maximum
No.	Endorsement/Guarantee Provider	Name	Nature of Relationship (Note 2)	Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Year	Ending Balance	Guarantee Collateralized by Properties	Guarantee to Net Equity Per Latest Financial Statements	Endorsement/ Guarantee Amount Allowable

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,575,442 (Note 3)	$1,031,923	$511,631 (Note 4)	$—	0.14%	$14,301,768 (Note 6)

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,859,207 (Note 7)	2,150,000	1,650,000 (Note 5)	1,650,000 (Note 5)	0.5%	3,859,207 (Note 7)

Note 1:      Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.    “0” for the Company.

b.    Subsidiaries are numbered from “1”.

Note 2:      Relationships between the endorsement/guarantee provider and the guaranteed party:

a.    Trading partner.

b.    Majority owned subsidiary.

c.    The Company and subsidiary owns over 50% ownership of the investee company.

d.    A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.    Guaranteed by the Company according to the construction contract.

f.     An investee company.  The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:      The maximum amount of endorsement or guarantee is up to 1% of the total stockholders’ equity of the latest financial statements of the Company.

Note 4:      The actual amount used by guaranteed party is $511,631 thousand.

Note 5:      The actual amount used by guaranteed party is $1,650,000 thousand.

Note 6:      The maximum amount of endorsement or guarantee is up to 4% of the total stockholders’ equity of the latest financial statements of the Company.

Note 7:      The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,532,833 (Note 10)	28	$7,823,274	Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	3,644,691 (Note 10)	100	3,645,746	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	305,090	1,176,825 (Note 10)	100	1,176,825	Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	26,383	754,935 (Note 10)	100	754,935	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	701,011 (Note 10)	100	673,944	Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	80,100	674,506 (Note 10)	89	732,777	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760	594,866	40	889,077	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	565,593 (Note 10)	69	508,483	Note 1
		International Integrated System, Inc.	Equity-method investee	Investments accounted for using equity method	22,498	268,414	33	248,539	Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	262,852	30	262,852	Note 1
		Huada Digital Corporation	Equity-method investee	Investments accounted for using equity method	25,000	245,214	50	245,214	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	189,275 (Note 10)	100	189,275	Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	6,960	156,058 (Note 10)	100	156,197	Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438	122,988	30	86,793	Note 1
		Dian Zuan Integrating Marketing Co., Ltd.	Equity-method investee	Investments accounted for using equity method	12,900	120,499	33	120,499	Note 1
		Spring House Entertainment Tech. Inc.	Subsidiary	Investments accounted for using equity method	7,015	117,212 (Note 10)	56	104,318	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	98,827 (Note 10)	100	112,418	Note 1
		Kingwaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703	72,253	33	36,843	Note 1
		Smartfun Digital Co., Ltd.	Subsidiary	Investments accounted for using equity method	6,500	47,819 (Note 10)	65	47,946	Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429	32,198	30	14,731	Note 1
		Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	30,093 (Note 10)	100	30,093	Note 1

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)		Carrying Value (Note 5)	Percentage of Ownership		Market Value or Net Asset Value	Note

		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1	$27,836 (Note 10)		100	$27,836		Note 1
		Chunghwa Sochamp Technology Inc.	Subsidiary	Investments accounted for using equity method	2,040		14,800 (Note 10)	51		14,960	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	— (1 dollar) (Note 10)	100	US$	— (1 dollar)	Note 2
		Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927		1,789,530	12		1,641,346	Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	18,000		180,000	17		171,200	Note 1
		Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617		77,018	3		54,569	Note 1
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—		108,476	4		103,043	Note 1
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	6,750		67,500	8		61,628	Note 1
		Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000		31,391	2		36,403	Note 1
		CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000		—	18		—	Note 1
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765		—	10		—	Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200		—	7		552	Note 1

		Beneficiary certificates (mutual fund)
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	1,071		456,118	—		500,112	Note 3
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	770		534,453	—		581,330	Note 3
		Janus Flexible Income Bond Fund	—	Available-for-sale financial assets	671		230,472	—		247,452	Note 3
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	984		347,452	—		399,118	Note 3
		Fidelity Funds - US Dollar Bond Fund Y-ACC-USD	—	Available-for-sale financial assets	778		297,283	—		301,964	Note 3
		Eastpring Investments - US Corporation Bond Fund	—	Available-for-sale financial assets	433		149,190	—		147,980	Note 3

		Stocks
		China Airlines Ltd.	—	Available-for-sale financial assets - noncurrent	263,622		3,092,287	5		3,229,371	Note 4

		Bond
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—		306,364	—		306,364	Note 6
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—		203,876	—		203,876	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—		402,819	—		402,819	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—		302,114	—		302,114	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—		207,472	—		207,472	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—		103,663	—		103,663	Note 6

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	$208,700	$—	$208,700	Note 6
		Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	209,667	—	209,667	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	101,203	—	101,203	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	100,747	—	100,747	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,003	—	100,003	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,750	—	100,750	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	308,479	—	308,479	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	204,807	—	204,807	Note 6
		Taiwan Power Co. 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	151,555	—	151,555	Note 6
		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	25,261	—	25,261	Note 6
		Taiwan Power Co. 4th Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	202,719	—	202,719	Note 6
		Taiwan Power Co. 7th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	152,042	—	152,042	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	401,405	—	401,405	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	200,964	—	200,964	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,769	—	100,769	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,982	—	49,982	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	50,455	—	50,455	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	202,360	—	202,360	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,989	—	49,989	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	201,492	—	201,492	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	200,468	—	200,468	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	250,965	—	250,965	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	40,259	—	40,259	Note 6

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	$200,567	—	$200,567	Note 6
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,209	—	100,209	Note 6
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	349,377	—	349,377	Note 6
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,376	—	100,376	Note 6
		NAN YA Company 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	99,969	—	99,969	Note 6
		NAN YA Company 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	301,954	—	301,954	Note 6
		NAN YA Company 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	201,393	—	201,393	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	50,191	—	50,191	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	200,338	—	200,338	Note 6
		NAN YA Company 4th Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	301,719	—	301,719	Note 6
		NAN YA Company 4th Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	199,817	—	199,817	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	99,955	—	99,955	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	302,344	—	302,344	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	99,955	—	99,955	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	200,976	—	200,976	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	302,016	—	302,016	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	200,268	—	200,268	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,656	—	100,656	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,551	—	100,551	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	176,095	—	176,095	Note 6
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,271	—	100,271	Note 6
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	200,770	—	200,770	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	302,699	—	302,699	Note 6

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	$201,281	—	$201,281	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	100,511	—	100,511	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,324	—	100,324	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	301,921	—	301,921	Note 6
		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	100,168	—	100,168	Note 6
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	201,083	—	201,083	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	300,488	—	300,488	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,952	—	99,952	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	199,905	—	199,905	Note 6
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2010	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,366	—	50,366	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	202,120	—	202,120	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,727	—	299,727	Note 6
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	100,379	—	100,379	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	302,178	—	302,178	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,529	—	299,529	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,775	—	100,775	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,768	—	299,768	Note 6
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	301,796	—	301,796	Note 6
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	100,558	—	100,558	Note 6
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	—	Held-to-maturity financial assets	—	201,193	—	201,193	Note 6
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,774	—	149,774	Note 6

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	$199,675	—	$199,675	Note 6
		Chinese Petroleum Corporation 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,808	—	199,808	Note 6
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,964	—	39,964	Note 6
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,910	—	99,910	Note 6
		Taiwan Power Co. 1st Unsecured Corporate Bond-2A Issue in 2012	—	Held-to-maturity financial assets	—	99,908	—	99,908	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,328	—	200,328	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,831	—	199,831	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,916	—	99,916	Note 6
		TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,811	—	199,811	Note 6
		TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,808	—	199,808	Note 6
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	150,061	—	150,061	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,084	—	100,084	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,084	—	100,084	Note 6
		Eximbank 19-2nd Unsecured Financial Debentures	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 6

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824	390,257	40	390,257	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	33,475	635,311 (US$ 21,652) (Note 10)	100	635,921 (US$ 21,673)	Note 8
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost - noncurrent	1,200	12,000	9	12,000	Note 1

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,701 (Note 10)	100	1,701	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	13,286 (US$ 454) (Note 10)	100	13,286 (US$ 454)	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374	3,450	10	6,833	Note 1

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		21Vianet Group. Inc.	—	Available-for-sale financial assets	208	$11,703 (US$ 399)	—	$11,703 (US$399)	Note 4

3	Chunghwa System	Stocks
	Integration Co., Ltd.	Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,500	19,117 (RMB4,138) (Note 10)	100	19,117 (RMB4,138)	Note 1

7	Spring House	Stocks
	Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Subsidiary	Investments accounted for using equity method	100	894 (Note 10)	100	894	Note 1

8	Light Era Development	Stocks
	Co., Ltd.	Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290	2,810,581 (Note 10)	100	1,913,124	Note 1

9	Chunghwa Telecom	Stocks
	Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	548,243 (SG$ 22,920)	38	548,243 (SG$22,920)	Note 1

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	138,054 (Note 10)	53	138,054	Note 1
		Chunghwa Investment Holding Co., Ltd. (CIHC)	Subsidiary	Investments accounted for using equity method	1,432	19,504 (US$ 666) (Note 10)	100	19,504 (US$666)	Note 1
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602	—	43	—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000	26,463 (Note 10)	4	26,463	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,001	47,107 (Note 10)	—	109,109	Note 4
		Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	3,542	60,081	11	54,690	Note 1
		Digimax Inc.	—	Financial assets carried at cost - noncurrent	2,000	10,928	4	10,575	Note 1
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	2,250	22,500	3	20,543	Note 1
		Uni Display Inc.	—	Financial assets carried at cost - noncurrent	4,630	32,410	2	14,485	Note 1
		A2peak Power Co., Ltd.	—	Financial assets carried at cost - noncurrent	990	—	3	—	Note 1
		CoaTronics Inc.	—	Financial assets carried at cost - noncurrent	1,200	8,400	6	1,091	Note 1
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649	29,371	—	12,889	Note 1
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,800	18,000	8	16,314	Note 1
		Procrystal Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,350	24,319	—	23,665	Note 7
		Tons Lightology Inc.	—	Financial assets carried at cost - noncurrent	1,113	66,150	4	37,797	Note 7
		Alder Optomechanical Corp.	—	Financial assets carried at cost - noncurrent	490	23,310	2	11,139	Note 1
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost - noncurrent	800	4,829	1	6,149	Note 1
		Mediapro Technology Ltd.	—	Financial assets carried at cost - noncurrent	55	44,871	1	5,816	Note 1
		Fashion Guide Co., Ltd.	—	Financial assets carried at cost - noncurrent	400	2,000	2	351	Note 1
		PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	325	14,072	—	30,582	Note 4
		IC Plus Corp	—	Available-for-sale financial assets - noncurrent	210	2,058	—	2,110	Note 4

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,139	$50,000	—	$50,224	Note 3
		Union Money Market Fund	—	Available-for-sale financial assets	7,841	100,000	—	100,410	Note 3

		Bond
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	500	50,256	—	50,755	Note 9

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,500	19,117 (RMB 4,138) (Note 10)	100	19,117 (RMB 4,138)	Note 1

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400	12,154 (US$ 412) (Note 10)	100	12,154 (US$ 412)	Note 1

22	Senao International	Stocks
	(Samoa) Holding Ltd.	Senao International HK Limited	Subsidiary	Investments accounted for using equity method	32,760	613,307 (US$ 20,902) (Note 10)	100	613,307 (US$ 20,902)	Note 8
		HopeTech Technologies Limited	Equity-method investee	Investments accounted for using equity method	5,240	21,571 (US$ 735)	45	21,571 (US$ 735)	Note 8

23	Senao International HK	Stocks
	Limited	Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	226,817 (US$ 7,730) (Note 10)	100	226,817 (US$ 7,730)	Note 8
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	158,344 (US$ 5,397) (Note 10)	100	158,344 (US$ 5,397)	Note 8
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	53,850 (US$ 1,835) (Note 10)	100	53,850 (US$ 1,835)	Notes 8 and 11
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	171,387 (US$ 5,841) (Note 10)	100	171,387 (US$ 5,841)	Note 8

24	Chunghwa Investment	Stocks
	Holding Co., Ltd.	CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	6,520	9,425 (HK$ 2,563) (Note 10)	100	9,425 (HK$ 2,563)	Note 1

(Continued)

					September 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	$9,191 (RMB 1,972) (Note 10)	49	$9,191 (RMB 1,972)	Note 1

27	Prime Asia Investments	Stocks
	Group, Ltd. (B.V.I.)	Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	—	156,198 (RMB 33,519) (Note 10)	100	156,198 (RMB 33,519)	Note 1

29	Chunghwa Hsingta Company Ltd.	Stocks
		Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	130,913 (RMB 28,093) (Note 10)	100	130,913 (RMB 28,093)	Note 1
		Jiangsu Zhenhua Information Technology Company, LLC	Subsidiary	Investments accounted for using equity method	—	25,285 (RMB 5,426) (Note 10)	75	25,285 (RMB 5,426)	Note 1

Note 1:                   The net asset values of investees were based on unreviewed financial statements.

Note 2:                   New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of September 30, 2012.

Note 3:                   The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on September 30, 2012.

Note 4:                   Market value was based on the closing price of September 30, 2012.

Note 5:                   Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 6:                   The net asset values of investees were based on amortized cost.

Note 7:                   Market value of emerging stock was based on the average trading price on September 30, 2012.

Note 8:                   The net asset values of investees were based on reviewed financial statements.

Note 9:                   The market value is determined by the hundred price of transaction market on September 30, 2012.

Note 10:             The amount was eliminated upon consolidation.

Note 11:             The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks
		Donghwa Telecom Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	223,190	$891,526	81,900	$313,299	—	$—	$—	$—	305,090	$1,176,825 (Notes 3 and 5)
		Chunghwa Investment Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	178,000	1,742,779	—	—	97,900	979,000	979,000 (Note 4)	—	80,100	674,506 (Notes 3 and 5)
		China Airlines Ltd.	Available-for-sale financial assets - noncurrent	—	—	—	—	263,622	3,092,287	—	—	—	—	263,622	3,092,287

		Beneficiary certificates (mutual fund)
		HSBC Glbl Emerging Markets Bol A Inc.	Available-for-sale financial assets	—	—	304	172,231	—	—	304	181,011	172,231	8,780	—	—
		Templeton Global Bond A (ACC)	Available-for-sale financial assets	—	—	418	307,114	—	—	418	308,560	307,114	1,446	—	—
		PIMCO Global Investment Grade Credit - Ins H Acc	Available-for-sale financial assets	—	—	751	307,245	320	148,873	—	—	—	—	1,071	456,118
		Fidelity Funds - US Dollar Bond Fund Y-ACC-USD	Available-for-sale financial assets	—	—	—	—	778	297,283	—	—	—	—	778	297,283
		HSBC Global Investment Funds - Global Emerging Markets Bond ID	Available-for-sale financial assets	—	—	—	—	273	177,180	273	172,956	177,180	(4,224)	—	—
		Eastpring Investment-US Corporate Bond Fund	Available-for-sale financial assets	—	—	—	—	433	149,190	—	—	—	—	433	149,190

		Bonds
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	300,000	300,000 (Note 2)	—	—	—
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	300,000	300,000 (Note 2)	—	—	—
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	400,000 (Note 2)
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	—	—	500,000 (Note 2)	—	—	—	—	—	500,000 (Note 2)
		TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	500,000 (Note 2)	—	—	—	250,000	250,000 (Note 2)	—	—	250,000 (Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-C Issue in 2006	Held-to-maturity financial assets	—	—	—	100,000 (Note 2)	—	200,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		Chinese Petroleum Corporation 2nd Unsecured Corporate Bonds-A Issue in 2012	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		China Stell Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	—	—	—	100,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	400,000 (Note 2)

(Continued)

						Beginning Balance			Acquisition			Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	Held-to-maturity financial assets	—	—	—		$—	—		$200,000 (Note 2)	—	$—	$—	$—	—		$200,000 (Note 2)
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	—		—	140,000 (Note 2)		—	—	—	—	—	140,000 (Note 2)
		Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	—		—	100,000 (Note 2)		—	—	—	—	—	100,000 (Note 2)
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	—	—	—	200,000 (Note 2)		—	—		—	200,000	200,000 (Note 2)	—	—	—
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2011	Held-to-maturity financial assets	—	—	—	—		—	300,000 (Note 2)		—	—	—	—	—	300,000 (Note 2)
		China Development Holding Corporation 1st Unsecured Corporate Bonds Issue in 2007	Held-to-maturity financial assets	—	—	—	400,000 (Note 2)		—	—		—	400,000	400,000 (Note 2)	—	—	—
		China Development Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	—	—	—	—		—	350,000 (Note 2)		—	—	—	—	—	350,000 (Note 2)
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bonds Issued in 2011	Held-to-maturity financial assets	—	—	—	—		—	400,000 (Note 2)		—	—	—	—	—	400,000 (Note 2)
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bonds-A Issued in 2012	Held-to-maturity financial assets	—	—	—	—		—	300,000 (Note 2)		—	—	—	—	—	300,000 (Note 2)
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	Held-to-maturity financial assets	—	—	—	—		—	200,000 (Note 2)		—	—	—	—	—	200,000 (Note 2)
		Eximoank 19-2nd Unsecured Financial Debenture	Held-to-maturity financial assets	—	—	—	—		—	150,000 (Note 2)		—	—	—	—	—	150,000 (Note 2)

1	Senao International Co., Ltd.	Stocks Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	15,875	US$	466,517 (15,875)	17,600	US$	522,080 (17,600)	—	—	—	—	33,475	US$	988,597 (33,475) (Notes 3 and 5)

22	Senao International (Samoa) Holding Ltd.	Stocks Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	15,180	US$	444,712 (15,180)	17,580	US$	521,474 (17,580)	—	—	—	—	32,760	US$	966,186 (32,760) (Notes 3 and 5)

23	Senao International HK Limited	Stocks Senao International Trading (Jiangsu) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	US$	115,971 (4,000)	—	US$	147,765 (5,000)	—	—	—	—	—	US$	263,736 (9,000) (Notes 3 and 5)
		Senao International Trading (Fujian) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	US$	116,821 (4,000)	—	US$	221,972 (7,500)	—	—	—	—	—	US$	338,793 (11,500) (Notes 3 and 5)
		Senao International Trading (Shanghai) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	US$	148,431 (5,000)	—	US$	149,313 (5,000)	—	—	—	—	—	US$	297,726 (10,000) (Notes 3 and 5)

(Continued)

Note 1:	Showing at their original carrying amounts without adjustments for fair values.

Note 2:	Stated at its nominal amounts.

Note 3:	The ending balance includes equity in earnings or losses of equity method investees and cumulative transaction adjustments.

Note 4:	The amount decrease was because of capital reduction.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

				Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
No.	Company Name	Related Party	Nature of Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Purchase	$7,108,110 (Notes 3 and 9)	7	30-90 days	—	—	$(1,109,444) (Notes 5 and 9)	(9)
				Sales	165,641 (Notes 4 and 9)	—	30 days	—	—	187,313 (Notes 6 and 9)	1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	604,567 (Notes 7 and 9)	1	30 days	—	—	(311,766) (Note 9)	(2)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	298,361	—	30-90 days	—	—	(77,993)	(1)
		ST-2 Satellite Ventures Pte. Ltd.	Equity-method investee	Purchase	307,817	—	30 days	—	—	(236,261)	(2)
		Chunghwa Telecom Global Inc.	Subsidiary	Purchase	200,234 (Note 9)	—	90 days	—	—	(63,823) (Note 9)	(1)
		CHIEF Telecom Inc.	Subsidiary	Purchase	255,720 (Note 9)	—	30 days	—	—	(65,554) (Notes 5 and 9)	(1)
				Sales	198,036 (Note 9)	—	60 days	—	—	34,975 (Notes 8 and 9)	—
		So-net Entertainment Taiwan	Equity-method investee	Sales	243,422	—	60 days	—	—	25,874	—
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Purchase	157,995 (Note 9)	—	30 days	—	—	(57,174) (Note 9)	—
		InforExplorer Co., Ltd.	Equity-method investee	Purchase	141,458	—	90 days	—	—	(67,552)	(1)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	117,223 (Notes 4 and 9)	1	30 days	—	—	(30,433) (Notes 6 and 9)	(2)
				Sales	7,152,553 (Notes 3 and 9)	28	30-90 days	—	—	1,114,099 (Notes 5 and 9)	58

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	198,036 (Note 9)	26	60 days	—	—	(34,887) (Notes 8 and 9)	(36)
				Sales	255,720 (Note 9)	23	30 days	—	—	67,576 (Notes 5 and 9)	45

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,605,598 (Notes 7 and 9)	81	30 days	—	—	311,766 (Note 9)	87

(Continued)

				Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
No.	Company Name	Related Party	Nature of Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total

4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sale	$157,995 (Note 9)	41	30 days	—	—	$57,174 (Note 9)	38

5	Chunghwa Telecom Global Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	200,234 (Note 9)	—	90 days	—	—	63,823 (Note 9)	85

Note 1:	Excluding payment and receipts collected in trust for others.

Note 2:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 3:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as property, plant and equipment and Senao International Co., Ltd. classified the amount as advances from customers.

Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as amounts collected for others.

Note 6:	The difference was because Senao International Co., Ltd. classified the amount as other payable.

Note 7:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventory, property, plant and equipment and intangible assets.

Note 8:	The difference was because CHIEF Telecom Inc. classified the amount as other current liabilities.

Note 9:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

					Turnover Rate	Overdue		Amounts Received in Subsequent	Allowance for
No.	Company Name	Related Party	Nature of Relationship	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Bad Debts

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$187,313 (Note 2)	5.39	$—	—	$84,002	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,473,229 (Note 2)	8.05	—	—	941	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	311,766 (Note 2)	4.31	—	—	184,803	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Original Investment Amount		Balance as of September 30, 2012			Net Income	Recognized Gain
No.	Investor Company	Investee Company	Location	Main Businesses and Products	September 30, 2012	December 31, 2011	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	(Loss) (Notes 1 and 2)	Note

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,532,833 (Note 4)	$1,122,442	$311,346 (Note 4)	Subsidiary
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,644,691 (Note 4)	522,870	523,445 (Note 4)	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,195,518	882,219	305,090	100	1,176,825 (Note 4)	2,828	2,828 (Note 4)	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	574,112	574,112	26,383	100	754,935 (Note 4)	77,543	77,543 (Note 4)	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	701,011 (Note 4)	45,092	39,828 (Note 4)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taiwan	Telecommunications, telecommunications value-added services and other related professional investment	759,709	1,738,709	80,100	89	674,506 (Note 4)	(96,855)	(87,387) (Note 4)	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	594,866	613,680	241,518	Equity-method investee
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	565,593 (Note 4)	122,265	85,742 (Note 4)	Subsidiary
		InfoExplorer Co., Ltd.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	268,414	32,678	10,938	Equity-method investee
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	262,852	43,055	12,922	Equity-method investee
		Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	245,214	(10,950)	(5,475)	Equity-method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	189,275 (Note 4)	29,688	29,688 (Note 4)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	206,089	206,089	6,960	100	156,058 (Note 4)	(26,121)	(26,119) (Note 4)	Subsidiary
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	122,988	123,581	35,763	Equity-method investee
		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	129,000	114,640	12,900	33	120,499 (Note 4)	(13,359)	(4,756) (Note 4)	Equity-method investee
		Spring House Entertainment Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	7,015	56	117,212 (Note 4)	55,063	31,419 (Note 4)	Subsidiary
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	98,827 (Note 4)	14,159	15,850 (Note 4)	Subsidiary
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	1,703	33	72,253	34,376	7,104	Equity-method investee
		Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	47,819 (Note 4)	(18,810)	(12,306) (Note 4)	Subsidiary
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	60,008	60,008	3,429	30	32,198	(7,979)	(2,348)	Equity-method investee
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	43,847	43,847	—	100	30,093 (Note 4)	(6,794)	(6,794) (Note 4)	Subsidiary

(Continued)

					Original Investment Amount				Balance as of September 30, 2012				Net Income		Recognized Gain
No.	Investor Company	Investee Company	Location	Main Businesses and Products	September 30, 2012		December 31, 2011		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value		(Loss) of the Investee		(Loss) (Notes 1 and 2)		Note

		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	$17,291		$17,291		1	100	$27,836 (Note 4)		$6,096		$6,096 (Note 4)		Subsidiary
		Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400		20,400		2,040	51	14,800 (Note 4)		(10,883)		(5,551) (Note 4)		Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)		— (Note 3)		—	100	— (Notes 3 and 4)		—		— (Notes 3 and 4)		Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales.	206,190		206,190		16,824	40	390,257		234,164		94,913		Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment.	US$	988,597 (33,475)	US$	466,517 (15,875)	33,475	100	US$	635,311 (21,652) (Note 4)	US$	(189,723) ((6,385))	US$	(189,791) ((6,387)) (Note 4)	Subsidiary

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.	2,000		2,000		200	100	1,701 (Note 4)		(103)		(103) (Note 4)		Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	US$	6,068 (200)	US$	6,068 (200)	200	100	US$	13,286 (454) (Note 4)	US$	3,454 (116)	US$	3,454 (116) (Note 4)	Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	US$	47,321 (1,500)	US$	31,973 (1,010)	1,500	100	RMB	19,117 (4,138) (Note 4)	RMB	(1,741) ((370))	RMB	(1,741) ((370)) (Note 4)	Subsidiary

7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	1,000		1,000		100	100	894 (Note 4)		(60)		(60) (Note 4)		Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate leasing business	2,793,667		2,793,667		83,290	100	2,810,581 (Note 4)		38,790		38,790 (Note 4)		Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	SG$	409,061 (18,102)	SG$	409,061 (18,102)	18,102	38	SG$	548,243 (22,920)	SG$	191,533 (8,112)	SG$	73,031 (3,093)	Equity-method investee

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875		91,875		10,317	53	138,054 (Note 4)		40,303		21,437 (Note 4)		Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	US$	46,035 (1,432)	US$	34,483 (1,043)	1,432	100	US$	19,504 (666) (Note 4)	US$	(2,954) ((99))	US$	(2,954) ((99)) (Note 4)	Subsidiary
		Panda Monium Company Ltd.	Cayman	The production of animation	US$	20,000 (602)	US$	20,000 (602)	602	43	—		—		—		Equity-method investee
		CHIEF Telecom Inc.	Taiwan	Telecommunication and internet service	20,000		20,000		2,000	4	26,463		122,265		4,475		Equity-method investee
		Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731		49,731		1,001	—	47,107		1,122,276		4,377		Equity-method investee

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	China	Providing advanced business solutions to telecommunications	US$	47,321 (1,500)	US$	31,973 (1,010)	1,500	100	RMB	19,117 (4,138) (Note 4)	RMB	(1,741) ((370))	RMB	(1,741) ((370)) (Note 4)	Subsidiary

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	US$	12,504 (400)	US$	12,504 (400)	400	100	US$	12,154 (412) (Note 4)	US$	4,034 (136)	US$	4,034 (136) (Note 4)	Subsidiary

(Continued)

					Original Investment Amount				Balance as of September 30, 2012				Net Income		Recognized Gain
No.	Investor Company	Investee Company	Location	Main Businesses and Products	September 30, 2012		December 31, 2011		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value		(Loss) of the Investee		(Loss) (Notes 1 and 2)		Note

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	International investment.	$ US$	966,186 (32,760)	$ US$	444,712 (15,180)	32,760	100	$ US$	613,307 (20,902) (Note 4)	$ US$	(190,395) ((6,407))	$ US$	(190,395) ((6,407)) (Note 4)	Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	US$	21,177 (675)	US$	21,177 (675)	5,240	45	US$	21,571 (735)	US$	1,507 (53)	US$	706 (24)	Equity-method investee

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	HK$	26,035 (6,520)	HK$	14,483 (3,924)	6,520	100	HK$	9,425 (2,563) (Note 4)	HK$	(2,919) ((762))	HK$	(2,919) ((762)) (Note 4)	Subsidiary

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	China	Customer Services and platform rental activities	RMB	25,414 (5,390)	RMB	13,862 (2,963)	—	49	RMB	9,191 (1,972)	RMB	(5,959) ((1,270))	RMB	(2,919) ((622))	Equity-method investee

23	Senao International HK Limited.	Senao Trading (Fujian) Co., Ltd.	China	Information technology services and sale of communication products	US$	338,793 (11,500)	US$	116,821 (4,000)	—	100	US$	226,817 (7,730) (Note 4)	US$	(66,877) ((2,251))	US$	(66,877) ((2,251)) (Note 4)	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	US$	297,726 (10,000)	US$	148,413 (5,000)	—	100	US$	158,344 (5,397) (Note 4)	US$	(67,404) ((2,268))	US$	(67,404) ((2,268)) (Note 4)	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	US$	57,860 (2,000)	US$	57,860 (2,000)	—	100	US$	53,850 (1,835) (Note 4)	US$	(3,906) ((131))	US$	(3,906) ((131)) (Note 4)	Subsidiary (Note 5)
		Senao International Trading (Jiangsu) Co., Ltd.	China	Information technology services and sale of communication products	US$	263,736 (9,000)	US$	115,971 (4,000)	—	100	US$	171,387 (5,841) (Note 4)	US$	(52,170) ((1,756))	US$	(52,170) ((1,756)) (Note 4)	Subsidiary

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	RMB	206,088 (45,448)	RMB	206,088 (45,448)	—	100	RMB	156,198 (33,519) (Note 4)	RMB	(26,121) ((5,569))	RMB	(26,121) ((5,569)) (Note 4)	Subsidiary

29	Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Planning and design of energy conservation and software and hardware system services, and integration of information system	RMB	177,176 (39,376)	RMB	177,176 (39,376)	—	100	RMB	130,913 (28,093) (Note 4)	RMB	(23,090) ((4,923))	RMB	(23,090) ((4,923)) (Note 4)	Subsidiary
		Jiangsu Zhenhua Information Technology Company, LLC	China	Intelligent energy conserving and intelligent building services	RMB	28,912 (6,072)	—		—	75	RMB	25,285 (5,426) (Note 4)	RMB	(4,043) ((862))	RMB	(3,031) ((646)) (Note 4)	Subsidiary

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements except the equity in earnings of Senao International Co., Ltd. and its subsidiaries.

Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but has not yet begun operation as of September 30, 2012. Chunghwa has 100% ownership right in an amount of US$1 in the holding company.

Note 4:	The amount was eliminated upon consolidation.

Note 5:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

		Total Amount of	Investment	Accumulated Outflow of Investment from Taiwan as of	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30,	% Ownership of Direct or Indirect	Investment Gain (Loss)	Carrying Value as of September 30,	Accumulated Inward Remittance of Earnings as of September 30,
Investee	Main Businesses and Products	Paid-in Capital	Type	January 1, 2012	Outflow	Inflow	2012	Investment	(Note 2)	2012	2012

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	Note 1	$31,973	$15,348	$—	$47,321	100%	$(1,741) (Note 7)	$19,117 (Note 7)	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	Note 1	13,862	11,552	—	25,414	49%	(2,919) (Note 7)	9,191 (Note 7)	—

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	338,793	Note 1	116,821	221,972	—	338,793	100%	(66,877) (Note 7)	226,817 (Note 7)	—

Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	297,726	Note 1	148,413	149,313	—	297,726	100%	(67,404) (Note 7)	158,334 (Note 7)	—

Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and sale of communication products	57,860	Note 1	57,860	—	—	57,860	100%	(3,906) (Note 7)	53,850 (Note 7)	—

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	Note 1	115,971	147,765	—	263,736	100%	(52,170) (Note 7)	171,387 (Note 7)	—

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	Note 1	177,176	—	—	177,176	100%	(23,090) (Note 7)	130,913 (Note 7)	—

Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	38,549	Note 1	28,912	—	—	28,912	75%	(3,031) (Note 7)	25,285 (Note 7)	—

Accumulated Investment in Mainland China as of September 30, 2012		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA

$ US$	47,321 (1,500)	$ US$	47,321 (1,500)	$404,366 (Note 3)
US$	25,414 (820)	US$	79,882 (2,500)	566,905 (Note 4)
US$	958,115 (32,500)	US$	958,115 (32,500)	3,091,741 (Note 5)
US$	177,176 (6,000)	US$	177,176 (6,000)	217,050,656 (Note 6)
US$	28,912 (960)	US$	141,077 (4,800)	217,050,656 (Note 6)

(Continued)

Note 1:	Investments were through an holding company registered in a third region.

Note 2:

Recognition of investment gains (losses) was calculated based on the investee’s unreviewed financial statements, except the recognition of investment gains (losses) of Senao International Co., Ltd. was calculated based on the reviewed financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 5:	The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 6:	The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 7:	The amount was eliminated upon consolidation.

Note 8:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amount in Thousands of New Taiwan Dollars)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2012	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	1	Accounts receivable	$36,775	—	—
					Accounts payable	1,109,444	—	—
					Accrued custodial receipts	150,538	—	—
					Amounts collected for others	363,785	—	—
					Revenues	165,641	—	—
					Non-operating income and gains	5	—	—
					Operating costs and expenses	7,108,110	—	4
					Property, plant and equipment	21,527	—	—
					Customer’s deposits	1,181	—	—
			CHIEF Telecom Inc.	1	Accounts receivable	34,975	—	—
					Accounts payable	65,554	—	—
					Amounts collected for others	3,293	—	—
					Revenues	198,036	—	—
					Operating costs and expenses	255,720	—	—
					Property, plant and equipment	1,497	—	—
					Customer’s deposits	333	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	1	Accounts receivable	124	—	—
					Accounts payable	24	—	—
					Revenues	1,848	—	—
					Non-operating income and gains	295	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	8,768	—	—
					Accounts payable	57,174	—	—
					Amounts collected for others	94,387	—	—
					Accrued custodial receipts	16,293	—	—
					Revenues	16,705	—	—
					Operating costs and expenses	157,995	—	—
			Chunghwa System Integration Co., Ltd.	1	Accounts receivable	22,806	—	—
					Accrued custodial receipts	12,998	—	—
					Accounts payable	287,894	—	—
					Payables to contractors	23,872	—	—
					Revenue	5,493	—	—
					Non-operating income and gains	614	—	—
					Operating costs and expenses	604,567	—	—
					Property, plant and equipment	785,842	—	—
					Office supplies	2,030	—	—
					Work in process	3,684	—	—
					Spare parts	6,729	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Intangible assets	$201,983	—	—
					Other deferred expenses	4,904	—	—
					Customer’s deposits	14,273	—	—
			Chunghwa Telecom Global Inc.	1	Accounts receivable	13,062	—	—
					Accounts payable	63,823	—	—
					Revenues	42,473	—	—
					Operating costs and expenses	200,234	—	—
					Property, plant and equipment	23,805	—	—
					Customer’s deposits	14,379	—	—
			Donghwa Telecom Co., Ltd.	1	Accounts receivable	42,416	—	—
					Accounts payable	81,572	—	—
					Revenues	94,783	—	—
					Operating costs and expenses	78,357	—	—
					Property, plant and equipment	101,277	—	—
			Spring House Entertainment Inc.	1	Accounts receivable	2,174	—	—
					Accounts payable	7,362	—	—
					Amounts collected for others	43,541	—	—
					Revenues	16,001	—	—
					Non-operating income and gains	51	—	—
					Operating costs and expenses	24,192	—	—
					Customer’s deposits	5	—	—
					Intangible assets	2,628	—	—
			Chunghwa Telecom Japan Co., Ltd.	1	Accounts receivable	6,712	—	—
					Accounts payable	5,647	—	—
					Revenues	26,111	—	—
					Operating costs and expenses	54,528	—	—
			Light Era Development Co., Ltd.	1	Accounts receivable	584	—	—
					Accounts payable	278	—	—
					Amounts collected for others	1,861	—	—
					Revenues	4,816	—	—
					Operating costs and expenses	183	—	—
					Work in process	507	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	1	Accounts receivable	3,727	—	—
					Accounts payable	3,742	—	—
					Revenues	37,003	—	—
					Operating costs and expenses	31,276	—	—
			Chunghwa Investment Co., Ltd.	1	Revenues	133	—	—
			Chunghwa Telecom (China) Co., Ltd.	1	Accounts receivable	100	—	—
					Accounts payable	796	—	—
					Revenues	100	—	—
					Operating costs and expenses	7,369	—	—
			Smartfun Digital Co., Ltd.	1	Revenues	1,744	—	—
			Chunghwa Telecom Vietnam Co., Ltd.	1	Accounts receivable	15	—	—
					Accounts payable	754	—	—
					Revenues	15	—	—
					Operating costs and expenses	1,346	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa Sochamp Technology Inc.	1	Accounts payable	$236	—	—
					Revenues	125	—	—
					Operating costs and expenses	485	—	—
			Ceylon Innovation Co., Ltd.	1	Accounts receivable	1	—	—
					Accounts payable	1	—	—
					Revenues	1	—	—
			Chief International Corp.	1	Accounts receivable	2,718	—	—
					Accounts payable	2,587	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	1,114,099	—	—
					Other receivable	359,130	—	—
					Notes receivable	3	—	—
					Accounts payable	30,430	—	—
					Other payables	156,880	—	—
					Advances from customers	22,932	—	—
					Revenues	7,152,553	—	4
					Non-operating income and gains	16	—	—
					Purchase	117,223	—	—
					Operating costs and expenses	48,418	—	—
					Non-operating costs and expenses	5	—	—
					Refundable deposits	1,181	—	—
			Chunghwa System Integration Co., Ltd.	3	Accounts receivable	21	—	—
					Other deferred expenses	7,671	—	—
					Revenues	20	—	—
			Spring House Entertainment Inc.	3	Accounts receivable	155	—	—
					Revenues	585	—	—
			Chunghwa International Yellow Pages Co., Ltd.	3	Notes payable	10	—	—
					Revenues	90	—	—
					Operating costs and expenses	10	—	—
			Light Era Development Co., Ltd.	3	Revenues	46	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	67,575	—	—
					Prepaid expenses	15	—	—
					Other deferred expenses	1,257	—	—
					Accounts payable	34,886	—	—
					Advances from customers	89	—	—
					Revenues	255,720	—	—
					Non-operating income and gains	1,497	—	—
					Operating costs and expenses	198,036	—	—
					Refundable deposits	333	—	—
			Chunghwa System Integration Co., Ltd.	3	Accounts receivable	8	—	—
					Revenues	69	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	3	Accounts receivable	241	—	—
					Accounts payable	1,158	—	—
					Revenues	11,292	—	—
					Operating costs and expenses	11,571	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Donghwa Telecom Co., Ltd.	3	Accounts receivable	$73	—	—
					Revenues	597	—	—
			Chunghwa Telecom Japan Co., Ltd.	3	Accounts payable	340	—	—
					Revenues	107	—	—
					Operating costs and expenses	898	—	—
			Spring House Entertainment Inc.	3	Revenues	32	—	—
			Yao Yong Real Property Co., Ltd.	3	Operating costs and expenses	65,010	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	311,766	—	—
					Accounts payable	14,337	—	—
					Advances from customers	21,467	—	—
					Deferred revenue	4,142	—	—
					Revenues	1,605,597	—	1
					Operating costs and expenses	6,107	—	—
					Refundable deposits	14,273	—	—
			Senao International Co., Ltd.	3	Accounts payable	21	—	—
					Revenues	7,671	—	—
					Operating costs and expenses	20	—	—
			CHIEF Telecom Inc.	3	Accounts payable	8	—	—
					Operating costs and expenses	69	—	—
			Chunghwa International Yellow Pages Co., Ltd.	3	Revenues	860	—	—
			Spring House Entertainment Inc.	3	Revenues	1,178	—	—
			Light Era Development Co., Ltd.	3	Revenues	569	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Revenues	1,020	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	53,508	—	—
					Accrued custodial receipts	94,149	—	—
					Prepaid expenses	3,904	—	—
					Accounts payable	7,778	—	—
					Amounts collected for others	16,293	—	—
					Advances from customers	990	—	—
					Revenues	157,995	—	—
					Operating costs and expenses	16,705	—	—
			Senao International Co., Ltd.	3	Accounts receivable	10	—	—
					Revenues	10	—	—
					Operating costs and expenses	90	—	—
			Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	860	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	63,813	—	—
					Prepaid expenses	10	—	—
					Advances from customers	2,408	—	—
					Accounts payable	10,654	—	—
					Revenues	224,039	—	—
					Operating costs and expenses	42,473	—	—
					Refundable deposits	14,379	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Donghwa Telecom Co., Ltd.	3	Accounts receivable	$267	—	—
					Revenues	2,621	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Accounts receivable	135	—	—
					Revenues	334	—	—

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	50,903	—	—
					Accounts payable	2,174	—	—
					Revenues	26,820	—	—
					Operating costs and expenses	16,052	—	—
					Refundable deposits	5	—	—
			Senao International Co., Ltd.	3	Accounts payable	155	—	—
					Operating costs and expenses	585	—	—
			CHIEF Telecom Inc.	3	Operating costs and expenses	32	—	—
			Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	1,178	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	20,127	—	—
					Prepaid expenses	61,445	—	—
					Accounts payable	12,718	—	—
					Advances from customers	29,698	—	—
					Revenues	179,634	—	—
					Operating costs and expenses	94,783	—	—
			CHIEF Telecom Inc.	3	Accounts payable	73	—	—
					Operating costs and expenses	597	—	—
			Chunghwa Telecom Global, Inc.	3	Accounts payable	267	—	—
					Operating costs and expenses	2,621	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	3	Accounts payable	807	—	—
					Prepaid expenses	24,233	—	—
					Operating costs and expenses	9,070	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	1,861	—	—
					Prepaid expenses	278	—	—
					Accounts payable	584	—	—
					Revenues	690	—	—
					Operating costs and expenses	4,816	—	—
			Senao International Co., Ltd.	3	Operating costs and expenses	46	—	—
			Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	569	—	—

	9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	3,742	—	—
					Accounts payable	3,727	—	—
					Revenues	31,276	—	—
					Operating costs and expenses	37,003	—	—
			CHIEF Telecom Inc.	3	Accounts receivable	1,158	—	—
					Accounts payable	241	—	—
					Revenues	11,571	—	—
					Operating costs and expenses	11,292	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Donghwa Telecom Co., Ltd.	3	Accounts receivable	$807	—	—
					Advances from customers	24,233	—	—
					Revenues	9,070	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	5,647	—	—
					Accounts payable	6,081	—	—
					Advances from customers	631	—	—
					Revenues	54,528	—	—
					Operating costs and expenses	26,111	—	—
			CHIEF Telecom Inc.	3	Accounts receivable	340	—	—
					Revenues	898	—	—
					Operating costs and expenses	107	—	—

	14	Chunghwa Investment Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Operating costs and expenses	133	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	24	—	—
					Accounts payable	124	—	—
					Operating costs and expenses	2,143	—	—
			Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	1,020	—	—
			Chunghwa Telecom Global, Inc.	3	Accounts payable	135	—	—
					Operating costs and expenses	334	—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	3	Revenues	65,010	—	—

	30	Chunghwa Telecom (China) Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	796	—	—
					Accounts payable	100	—	—
					Revenues	7,369	—	—
					Operating costs and expenses	100	—	—

	31	Smartfun Digital Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Operating costs and expenses	1,744	—	—

	32	Chunghwa Telecom Vietnam Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	754	—	—
					Accounts payable	15	—	—
					Revenues	1,346	—	—
					Operating costs and expenses	15	—	—

	33	Chunghwa Sochamp Technology Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	236	—	—
					Revenues	485	—	—
					Operating costs and expenses	125	—	—

	34	Ceylon Innovation Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	1	—	—
					Accounts payable	1	—	—
					Operating costs and expenses	1	—	—

	35	Chief International Corp.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	2,587	—	—
					Accounts payable	2,718	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2011	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	1	Accounts receivable	$162,402	—	—
					Accounts payable	912,218	—	—
					Amounts collected for others	284,884	—	—
					Revenues	770,956	—	—
					Non-operating income and gains	5	—	—
					Operating costs and expenses	5,117,678	—	3
					Property, plant and equipment	5,777	—	—
					Work in process	266	—	—
					Office supplies	3	—	—
					Customer’s deposits	1,410	—	—
			CHIEF Telecom Inc.	1	Accounts receivable	33,906	—	—
					Accounts payable	42,986	—	—
					Amounts collected for others	4,015	—	—
					Revenues	209,530	—	—
					Operating costs and expenses	227,358	—	—
					Customer’s deposits	333	—	—
			Chunghwa Precision Test Tech Co., Ltd.	1	Accounts receivable	28	—	—
					Accounts payable	3	—	—
					Revenues	1,577	—	—
					Non-operating income and gains	207	—	—
					Operating costs and expenses	2	—	—
					Customer’s deposits	157	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	5,973	—	—
					Accounts payable	10,493	—	—
					Amounts collected for others	105,867	—	—
					Revenues	11,188	—	—
					Operating costs and expenses	20,757	—	—
					Work in process	4,236	—	—
					Office supplies	40	—	—
			Chunghwa System Integration Co., Ltd.	1	Accounts receivable	13,121	—	—
					Accounts payable	276,223	—	—
					Revenues	5,813	—	—
					Non-operating income and gains	932	—	—
					Operating costs and expenses	373,964	—	—
					Property, plant and equipment	561,182	—	—
					Office supplies	1,335	—	—
					Work in process	261,926	—	—
					Spare parts	567	—	—
					Intangible assets	105,255	—	—
					Other deferred expenses	4,539	—	—
					Customer’s deposits	20,670	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa Telecom Global, Inc.	1	Accounts receivable	$26,339	—	—
					Accounts payable	67,077	—	—
					Revenues	75,094	—	—
					Operating costs and expenses	170,512	—	—
					Property, plant and equipment	17,538	—	—
					Customer’s deposits	14,944	—	—
			Donghwa Telecom Co., Ltd.	1	Accounts receivable	82,513	—	—
					Accounts payable	82,402	—	—
					Revenues	82,316	—	—
					Operating costs and expenses	44,939	—	—
			Spring House Entertainment Tech. Inc.	1	Accounts receivable	2,463	—	—
				1	Accounts payable	3,317	—	—
					Amounts collected for others	28,121	—	—
					Revenues	7,640	—	—
					Non-operating income and gains	1	—	—
					Operating costs and expenses	30,567	—	—
					Customer’s deposits	5	—	—
			Chunghwa Telecom Japan Co., Ltd.	1	Accounts receivable	9,339	—	—
					Accounts payable	5,435	—	—
					Revenues	30,519	—	—
					Operating costs and expenses	47,697	—	—
					Property, plant and equipment	37,591	—	—
			Light Era Development Co., Ltd.	1	Accounts payable	19,017	—	—
					Revenues	100,916	—	—
			Chunghwa Telecom Singapore Co., Ltd.	1	Accounts receivable	2,884	—	—
					Accounts payable	3,392	—	—
					Revenues	30,762	—	—
					Operating costs and expenses	27,041	—	—
			Chunghwa Investment Co., Ltd.	1	Revenues	3	—	—
			Chunghwa Telecom (China) Co., Ltd.	1	Accounts payable	910	—	—
					Revenues	4,254	—	—
			Smartfun Digital Co., Ltd.	1	Revenues	5	—	—
			Chunghwa Telecom Vietnam Co., Ltd.	1	Accounts payable	635	—	—
					Operating costs and expenses	635	—	—
					Customers’ deposits	8	—	—
			Chunghwa Sochamp Technology Inc.	1	Revenues	25	—	—
			International Integrated System Inc.	1	Revenues	4,085	—	—
					Operating costs and expenses	76,494	—	—
								—
	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	932,463	—	—
					Other receivables	264,609	—	—
					Prepaid expenses	30	—	—
					Accounts payable	2,934	—	—
					Other payables	159,468	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Advances from customers	$23,271	—	—
					Revenues	5,146,933	—	3
					Non-operating income and gains	62	—	—
					Purchase	735,322	—	—
					Operating costs and expenses	35,634	—	—
					Non-operating costs and expenses	5	—	—
					Refundable deposits	1,410	—	—
			Chunghwa System Integration Co., Ltd.	3	Revenues	17	—	—
			Spring House Entertainment Tech. Inc.	3	Revenues	336	—	—
			Chunghwa International Yellow Pages Co., Ltd.	3	Revenues	38	—	—
			CHIEF Telecom Inc.	3	Revenues	1	—	—
			Light Era Development Co., Ltd	3	Revenues	199	—	—
			International Integrated System Inc.		Revenues	246	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	44,903	—	—
					Prepaid expenses	2,098	—	—
					Accounts payable	33,818	—	—
					Advances from customers	88	—	—
					Revenues	227,358	—	—
					Operating costs and expenses	209,530	—	—
					Refundable deposits	333	—	—
			Senao International Co., Ltd.	3	Operating costs and expenses	1	—	—
			Chunghwa System Integration Co., Ltd.	3	Revenues	69	—	—
			Chunghwa Telecom Singapore Co., Ltd.	3	Accounts receivable	1,144	—	—
					Accounts payable	286	—	—
					Revenues	6,473	—	—
					Operating costs and expenses	4,284	—	—
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	76	—	—
					Revenues	645	—	—
			Chunghwa Telecom Japan Co., Ltd.	3	Accounts payable	1,119	—	—
					Operating costs and expenses	3,910	—	—
			Chunghwa Telecom Global, Inc.	3	Operating costs and expenses	19	—	—
			Yao Yong Real Property Co., Ltd.	3	Operating costs and expenses	65,010	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	276,042	—	—
					Prepaid expenses	181	—	—
					Accounts payable	262	—	—
					Amounts collected for others	12,859	—	—
					Other deferred revenues	136,850	—	—
					Revenues	1,171,918	—	1
					Operating costs and expenses	6,745	—	—
					Refundable deposits	20,670	—	—
			Senao International Co., Ltd.	3	Operating costs and expenses	17	—	—
			CHIEF Telecom Inc.	3	Operating costs and expenses	69	—	—
			Chunghwa International Yellow Pages Co., Ltd.	3	Revenues	1,246	—	—
			Chunghwa Telecom Global Inc.	3	Revenues	354	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Spring House Entertainment Tech. Inc.	3	Accounts receivable	$166	—	—
					Revenues	835	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Revenues	209	—	—
			International Integrated System Inc.	3	Revenues	5,382	—	—
					Operating costs	82	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	6,917	—	—
					Accrued custodial receipts	105,347	—	—
					Prepaid expenses	4,096	—	—
					Accounts payable	2,904	—	—
					Amounts collected for others	1,365	—	—
					Advances from customers	5,940	—	—
					Revenues	20,769	—	—
					Operating costs and expenses	11,160	—	—
			Senao International Co., Ltd.	3	Operating costs and expenses	38	—	—
			Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	1,246	—	—
			Chunghwa Telecom (China) Co., Ltd.	3	Revenues	59	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	67,071	—	—
					Prepaid expenses	6	—	—
					Accounts payable	26,339	—	—
					Revenues	188,050	—	—
					Operating costs and expenses	75,094	—	—
					Refundable deposits	14,944	—	—
			CHIEF Telecom Inc.	3	Revenues	19	—	—
			Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	354	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Accounts receivable	133	—	—
					Revenues	324	—	—

	7	Spring House Entertainment Tech. Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	31,438	—	—
					Accrued expenses	511	—	—
					Advances from customers	1,952	—	—
					Revenues	30,567	—	—
					Operating costs and expenses	7,641	—	—
					Refundable deposits	5	—	—
			Senao International Co., Ltd.	3	Operating costs and expenses	336	—	—
			Chunghwa System Integration Co., Ltd.	3	Accounts payable	166	—	—
					Operating costs and expenses	835	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	82,402	—	—
					Accounts payable	82,513	—	—
					Revenues	44,939	—	—
					Operating costs and expenses	82,316	—	—
			CHIEF Telecom Inc.	3	Accounts payable	76	—	—
					Operating costs and expenses	645	—	—
			Chunghwa Telecom Singapore Co., Ltd.	3	Operating costs and expenses	3,993	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	$15,326	—	—
					Prepaid expenses	3,533	—	—
					Operating costs and expenses	100,706	—	—
					Inventory	158	—	—
					Intangible assets	210	—	—
			Senao International Co., Ltd.	3	Operating costs and expenses	199	—	—
			International Integrated System Inc.	3	Revenues	5,175	—	—
					Operating costs	48	—	—

	9	Chunghwa Telecom Singapore Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	3,392	—	—
					Accounts payable	2,884	—	—
					Revenues	27,041	—	—
					Operating costs and expenses	30,762	—	—
			CHIEF Telecom Inc.	3	Accounts receivable	286	—	—
					Accounts payable	1,144	—	—
					Revenues	4,284	—	—
					Operating costs and expenses	6,473	—	—
			Donghwa Telecom Co., Ltd.	3	Revenues	3,993	—	—
			Chunghwa Telecom Japan Co., Ltd.	3	Prepaid expenses	569	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	5,435	—	—
					Accounts payable	9,339	—	—
					Revenues	85,288	—	—
					Operating costs and expenses	30,519	—	—
			CHIEF Telecom Inc.	3	Accounts receivable	1,119	—	—
					Revenues	3,910	—	—
			Chunghwa Telecom Singapore Co., Ltd.	3	Advances from customers	569	—	—

	14	Chunghwa Investment Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Operating costs and expenses	3	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	3	—	—
					Accounts payable	28	—	—
					Operating costs and expenses	1,784	—	—
					Non-operating income and gains	2	—	—
					Refundable deposits	157	—	—
			Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	209	—	—
			Chunghwa Telecom Global, Inc.	3	Accounts payable	133	—	—
					Operating costs and expenses	324	—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	3	Revenues	65,010	—	—

	30	Chunghwa Telecom (China) Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	910	—	—
					Revenues	4,254	—	—
			Chunghwa International Yellow Pages Co., Ltd.	3	Operating costs and expenses	59	—	—

	31	Smartfun Digital Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Operating costs and expenses	5	—	—
					Refundable deposits	8	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	32	Chunghwa Telecom Vietnam Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	$635	—	—
					Revenues	635	—	—

	33	Chunghwa Sochamp Technology Inc.	Chunghwa Telecom Co., Ltd.	2	Operating costs and expenses	25	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

	1.	“0” for the Company.
	2.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

	1.	The Company to subsidiaries.
	2.	Subsidiaries to the Company.
	3.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms were determined in accordance with mutual agreements.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2012, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the nine months ended September 30, 2012.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SEGMENT INFORMATION

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total

Nine months ended September 30, 2012

Revenues from external customers	$56,379,743	$75,195,328	$18,236,841	$11,369,508	$2,827,340	$—	$164,008,760
Intersegment revenues (Note 2)	$12,343,819	$4,943,328	$2,137,568	$1,690,932	$818,008	$(21,933,655)	$—
Segment income before tax	$10,939,022	$20,277,853	$6,664,276	$984,232	$(982,144)	$—	$37,883,239
Total assets	$227,741,446	$64,691,432	$21,475,166	$25,427,031	$81,805,273	$—	$421,140,348

Nine months ended September 30, 2011

Revenues from external customers	$59,499,648	$68,952,210	$18,774,879	$11,427,372	$3,952,495	$—	$162,606,604
Intersegment revenues (Note 2)	$11,171,735	$5,133,570	$1,346,442	$1,885,869	$550,722	$(20,088,338)	$—
Segment income before tax	$14,638,991	$21,497,485	$7,369,595	$1,840,288	$(787,542)	$—	$44,558,817
Total assets	$226,544,655	$63,542,003	$18,474,485	$23,500,339	$91,046,556	$—	$423,108,038

Note 1:

The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

	•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;
	•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;
	•	Internet business - the provision of HiNet services and related services;
	•	International fixed communications business - the provision of international long distance telephone services and related services;
	•	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.